Filed Pursuant to Rule 424B5
Registration No. 333-58971

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 10, 2004)

2,200,000 Shares

7.375% Series E Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

       We are offering 2,200,000 shares of our 7.375% Series E cumulative redeemable preferred stock, par value $.001 per share. We will receive all of the net proceeds from the sale of the shares.

       We will pay cumulative dividends on the 7.375% Series E preferred stock from the date of original issuance, in the amount of $1.84375 per share each year, which is equivalent to 7.375% of the $25.00 liquidation preference per share. Dividends on the Series E preferred stock will be payable quarterly in arrears, beginning on April 30, 2004. We may not redeem the shares of Series E preferred stock before March 15, 2009, except in order to preserve our status as a real estate investment trust. On or after March 15, 2009, we may, at our option, redeem the shares of Series E preferred stock, in whole or in part, by paying $25.00 per share, plus any accumulated, accrued and unpaid dividends. The shares of Series E preferred stock have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in the shares of Series E preferred stock will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

       There is currently no public market for the Series E preferred stock. We have applied to the New York Stock Exchange, Inc. for authorization to list the Series E preferred stock under the symbol “KTRPrE.” We expect that trading on the New York Stock Exchange will commence within 30 days after the initial delivery of the Series E preferred stock.

       Investing in our Series E preferred stock involves risks. You should carefully consider the information under the heading “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 3 of the accompanying prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$25.00	$55,000,000
Underwriting discount	$0.7875	$1,732,500
Proceeds, before expenses, to us	$24.2125	$53,267,500

       The underwriters are severally underwriting the shares being offered.

       The underwriters expect that the shares of Series E preferred stock will be ready for delivery in book-entry form through The Depository Trust Company on or about March 15, 2004.

Wachovia Securities	RBC Capital Markets

The date of this prospectus supplement is March 10, 2004.

PROSPECTUS SUPPLEMENT

PROSPECTUS DATED MARCH 10, 2004

Where You Can Find More Information	1
Incorporation of Certain Documents by Reference	1
Cautionary Statements Concerning Forward-looking Information	2
Risk Factors	3
The Company	11
Use of Proceeds	11
Financial Ratios	12
Description of Shares of Beneficial Interest	12
Description of Depositary	22
Method of Sale	24
Federal Income Tax Considerations	25
Legal Matters	35
Experts	35

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the Series E preferred stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

       Unless the context requires otherwise, all references to “we,” “our” and “us” in this prospectus supplement means Keystone Property Trust and all entities owned or controlled by us, including our operating partnership or, as the context may require, Keystone Property Trust only. The term “you” refers to a prospective investor.

       When used in this prospectus supplement, the phrase “on a fully-diluted basis” means (i) in the case of our common shares, assuming the exchange of all outstanding shares of our convertible preferred stock for our common shares, the exercise of all outstanding trustee, officer and employee stock options granted under our incentive and stock option plans where the exercise price is less than the reported sales price on the New York Stock Exchange, or the NYSE, for the period of the calculation, and the exchange of all outstanding common units of limited partnership in our operating partnership, Keystone Operating Partnership, L.P. (other than common units held by us), for our common shares, or (ii) in the case of common units in our operating partnership, assuming the exchange of all outstanding convertible preferred units of limited partnership for common units or common shares.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

       Certain information both included and incorporated by reference in this prospectus supplement and the accompanying prospectus relating thereto may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance, results of operations, our growth prospects and anticipated market conditions contain forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. You may identify forward-looking statements by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “seek,” “approximately,” “plan,” “intend” or, among others, “project” or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to:

•	economic conditions generally and the real estate market specifically;

•	legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts (“REITs”);

•	availability of capital (debt and equity);

•	interest rate fluctuations;

•	competition;

ii

•	future terrorist attacks in the U.S.;

•	defaults on or non-renewal of leases by tenants;

•	decreased rental rates or increased vacancy rates;

•	financial market fluctuations;

•	environmental uncertainties;

•	changes in supply and demand for properties in our current and proposed market areas; and

•	changes in general accounting principles, policies and guidelines applicable to REITs.

       These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein.

       We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus supplement and the accompanying prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

iii

SUMMARY

       This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and may not contain all of the information investors should consider before investing in our Series E preferred stock. You should read the entire prospectus supplement and accompanying prospectus carefully, especially the “Risk Factors” beginning on page S-5 of this prospectus supplement and beginning on page 3 of the accompanying prospectus and the “Where You Can Find More Information” section beginning on page S-23 of this prospectus supplement, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus.

KEYSTONE PROPERTY TRUST

       We are a self-administered, self-managed REIT engaged in the ownership, acquisition and development of industrial properties. As of December 31, 2003, we owned a portfolio of 134 properties (including joint venture properties), comprised of 133 industrial properties and one office property containing an aggregate of approximately 30.0 million square feet and an investment in a direct financing lease. Twenty-six of our properties comprising an aggregate of 7.7 million square feet were held by us in two separate joint ventures. Our properties are located principally in the Eastern United States, and were approximately 92.1% leased to 238 tenants as of December 31, 2003.

       We conduct substantially all of our activities through, and substantially all of our properties are held directly or indirectly by, Keystone Operating Partnership, L.P., our operating partnership. We are the sole general partner of the operating partnership and owned, as of December 31, 2003, approximately 79% of the outstanding units of limited partnership interest in the operating partnership. The remaining units of limited partnership interest are owned by limited partners of the operating partnership. Our officers and trustees as a group beneficially owned, as of December 31, 2003, 6.9% of our company (assuming the conversion to common shares of all outstanding shares of our Series C convertible preferred stock and common and convertible preferred units of limited partnership of our operating partnership).

       Our common shares are listed on the New York Stock Exchange under the symbol “KTR.”

       Our principal executive offices are located at 200 Four Falls, Suite 208, West Conshohocken, Pennsylvania 19428 and our telephone number is (484) 530-1800. We also maintain offices in New York City, Philadelphia, Jersey City, New Jersey, Harrisburg, Pennsylvania, Indianapolis, Indiana and Greenville, South Carolina.

RECENT DEVELOPMENTS

       In February 2004, we executed a lease with a major national retailer for 781,000 square feet at a facility located in Cranbury, New Jersey. We are currently constructing a 500,000 square foot expansion of this facility. This project is slated for completion in the second quarter of 2004.

       In February 2004, we sold two properties located in Indiana and South Carolina totaling 183,000 square feet for approximately $5.7 million, excluding closing costs.

       In February 2004, we issued 4,041,137 common shares upon the conversion of 1,664,965 Series C convertible preferred operating partnership units, 239,555 Series D convertible preferred operating partnership units and 1,076,668 common operating partnership units. This issuance involved units held by Michael J. Falcone, Robert Morris, Joseph D. Morris and certain of their respective affiliates. The 4,041,137 common shares were subsequently sold by such shareholders in a public offering. We did not receive any proceeds from this offering.

       In March 2004, we expect to complete the sale of a 93,000 square foot property in New Jersey for approximately $8.5 million, excluding closing costs, which is currently under contract.

The Offering

       The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series E preferred stock, see “Description of Series E Preferred Stock” in this prospectus supplement and “Description of Shares of Beneficial Interest” in the accompanying prospectus.

Issuer	Keystone Property Trust

Securities Offered	2,200,000 shares of 7.375% Series E cumulative redeemable preferred stock.

Dividends	Investors will be entitled to receive cumulative cash dividends on the Series E preferred stock at a rate of 7.375% per year of the $25.00 liquidation preference (equivalent to $1.84375 per year per share). Beginning on April 30, 2004, dividends on the Series E preferred stock will be payable quarterly in arrears on the last calendar day of each January, April, July and October or, if not a business day, the next succeeding business day. Dividends on the Series E preferred stock will be cumulative from the date of original issuance, which is expected to be March 15, 2004. The first dividend we pay on April 30, 2004 will be for less than a full quarter.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series E preferred stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common shares and any other shares of beneficial interest ranking junior to the Series E preferred stock as to liquidation rights. The rights of the holders of the Series E preferred stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our stock ranked on parity with the Series E preferred stock.

Optional Redemption	We may not redeem the Series E preferred stock prior to March 15, 2009, except in certain limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT. On or after March 15, 2009, we may, at our option, redeem the Series E preferred stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date.

No Maturity	The Series E preferred stock has no maturity date and we are not required to redeem the Series E preferred stock. Accordingly, the Series E preferred stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem the Series E preferred stock.

Ranking	The Series E preferred stock will rank senior to our common shares and on parity with our outstanding shares of Series C convertible preferred stock, or Series C preferred stock, and Series D cumulative redeemable preferred stock, or Series D preferred stock, and any other parity securities that we may issue in the future, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of the Series E preferred stock will generally have no voting rights. However, if dividends on any outstanding shares of Series E preferred stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series E preferred stock and the holders of all other shares of any class or series ranking on parity with the Series E preferred stock which are entitled to similar voting rights (voting as a single class) will be entitled to elect two additional trustees to our Board of Trustees to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, we may not make certain material adverse changes to the terms of the Series E preferred stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series E preferred stock and all other shares of any class or series of beneficial interest ranking on parity with the Series E preferred stock which are entitled to similar voting rights (voting as a single class).

Restrictions on Ownership and Transfers	To maintain our qualification as a REIT for federal income tax purposes, no person or entity may own, or be deemed to own, more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common shares or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding shares of any class or series of preferred shares of beneficial interest (including the Series E preferred stock).

Listing	We have applied to list the Series E preferred stock on the NYSE under the symbol “KTRPrE.” If approved for listing, we expect that trading on the NYSE will commence within 30 days after the initial issuance of the Series E preferred stock.

Form	The Series E preferred stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company except under limited circumstances described herein.

Conversion	The Series E preferred stock is not convertible into, or exchangeable for, any of our other property or securities.

Use of Proceeds	We expect to receive net proceeds from the offering of approximately $53.1 million, after deducting underwriting discounts and commissions and our expenses. We will contribute the net proceeds from this offering to our operating partnership in exchange for preferred units of limited partner interest in our operating partnership that have substantially identical terms as the Series E Preferred Stock. We intend to use the net proceeds for general corporate purposes, which may include the acquisition and development of properties and the potential repurchase of outstanding convertible preferred shares. Initially, proceeds will be used to repay our $25 million loan from Royal Bank of Canada, an affiliate of one of the underwriters of this offering, and to repay borrowings under our credit facility. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 3 of the accompanying prospectus and other information contained herein for a discussion of factors you should carefully consider before deciding to invest in shares of our Series E preferred stock.

       For additional information regarding the terms of the Series E preferred stock, see “Description of Series E Preferred Stock” in this prospectus supplement.

RISK FACTORS

       In addition to the risks which are included in the accompanying prospectus, you should carefully consider the following material risk factors before making an investment in the Series E preferred stock.

The Series E preferred stock does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series E preferred stock has no stated maturity date.

       The shares of Series E preferred stock are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We have applied to list the Series E preferred stock on the NYSE. If approved, however, an active trading market on the NYSE for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected and your ability to transfer your shares of Series E preferred stock will be limited. The trading price of the shares would depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.

       For example, an increase in market interest rates may have a negative effect on the trading value of the Series E preferred stock. We have been advised by the underwriters that they intend to make a market in the shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

Since we conduct substantially all of our operations through our operating partnership, our ability to pay dividends on the Series E preferred stock depends on the distributions we receive from our operating partnership.

       We intend to contribute the entire net proceeds from this offering to our operating partnership in exchange for preferred units of limited partner interest that have substantially the same economic terms as the Series E preferred stock. Because we conduct substantially all of our operations through our operating partnership, our ability to pay dividends on the Series E preferred stock will depend almost entirely on payments and distributions we receive on our interests in our operating partnership. Additionally, the terms of some of the debt to which our operating partnership is a party limit its ability to make some types of payments and other distributions to us. This in turn limits our ability to make some types of payments, including payment of dividends on the Series E preferred stock, unless we meet certain financial tests or such payments or dividends are required to maintain our qualification as a REIT or to avoid the imposition of any federal income or excise tax on undistributed income. As a result, if our operating partnership fails to pay distributions to us, we may not be able to pay dividends on the Series E preferred stock for one or more dividend periods.

If you purchase our preferred securities, you will be structurally subordinated to the holders of our debt.

       Our preferred securities will be structurally subordinated to all existing and future mortgage debt and other indebtedness of the company and the operating partnership. The Series E preferred stock has not been rated by any nationally recognized statistical rating organization.

USE OF PROCEEDS

       We expect to receive net proceeds from the offering of approximately $53.1 million, after deducting underwriting discounts and commissions and our expenses. We will contribute the net proceeds from this offering to our operating partnership in exchange for preferred units of limited partner interest in our operating partnership that have substantially identical terms as the Series E preferred stock. We intend to use the net proceeds for general corporate purposes, which may include the acquisition and development of properties and the potential repurchase of outstanding convertible preferred shares (or common shares issuable upon the conversion of such preferred shares). Initially, proceeds will be used to repay our $25 million senior secured loan from Royal Bank of Canada, an affiliate of one of the underwriters of this offering, and to repay borrowings under our credit facility. The $25 million loan is payable monthly at LIBOR plus 1.875% and matures in October 2004. As of December 31, 2003, our credit facility had an aggregate of approximately $135.4 million outstanding at an interest rate of 2.88% and matures in December 2004, with an option to extend until December 2005. Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, is a lender in our revolving credit facility. We are in negotiations with a holder of our outstanding preferred shares regarding the repurchase of such shares. However, there can be no assurances that these negotiations will be successful. We do not expect that any sales commissions will be payable in connection with any potential repurchase of securities contemplated above.

SELECTED FINANCIAL DATA

       The following table sets forth our selected financial data for each of the five years in the period ended December 31, 2003. The information set forth below should be read in conjunction with our consolidated financial statements and notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2003.

	Year Ended December 31,

	2003	2002(1),(2)	2001(2)	2000	1999

	(in 000’s, except for share and per share data)
OPERATING DATA
Total revenue	$91,552	$96,501	$106,570	$119,987	$81,659

Property operating expenses	5,083	7,739	8,653	10,388	8,421
Real estate taxes	9,536	9,989	9,567	10,779	6,246
General and administrative expenses	11,449	10,024	8,660	8,001	6,697
Provision for asset impairment	—	30,200	—	11,300	—
Depreciation and amortization	22,512	19,978	23,938	20,526	15,784

Total operating expenses	48,580	77,930	50,818	60,994	37,148
Equity in income (losses) from equity method investments and other real estate ventures	5,746	899	1,123	(73)	(62)
Gains (losses) on sales	3,221	(1,122)	9,142	106	1,284
Interest expense	19,304	25,115	35,647	45,237	29,315

Income (loss) before minority interest, and distributions to preferred unitholders	32,635	(6,767)	30,370	13,789	16,418
Distributions to preferred unitholders	(5,072)	(5,585)	(7,057)	(6,875)	(2,040)
Minority interest	(4,040)	3,492	(5,062)	(251)	(5,177)

Income (loss) from continuing operations	23,523	(8,860)	18,251	6,663	9,201
Discontinued operations	—	900	658	277	455

Net income (loss)	$23,523	$(7,960)	$18,909	$6,940	$9,656

Income allocated to preferred shareholders	$(6,820)	$(3,449)	$(5,035)	$(6,373)	$(3,328)

Net income (loss) allocated to common shareholders	$16,703	$(11,409)	$13,874	$567	$6,328

Distributions paid on Common Shares	$28,477	$24,851	$16,781	$14,345	$8,375
PER SHARE DATA
Income (loss) from continuing operations per Common Share — basic	$0.74	$(0.63)	$0.91	$0.03	$0.77
Income (loss) allocated to Common Shareholders per share — basic	$0.74	$(0.59)	$0.96	$0.06	$0.83
Income (loss) from continuing operations per Common Share — diluted	$0.73	$(0.63)	$0.87	$0.03	$0.77
Income (loss) allocated to Common Shareholders per share — diluted	$0.73	$(0.59)	$0.90	$0.06	$0.80
Distributions paid per Common Share	$1.31	$1.29	$1.26	$1.21	$1.12
Weighted average number of shares outstanding — basic EPS(3)	22,204,857	19,467,656	14,518,099	9,239,591	7,622,010
Weighted average number of shares outstanding — diluted EPS	27,943,101	19,467,656	21,410,023	9,244,356	14,810,817
OTHER DATA
Cash flow provided from (used in):
Operating activities	41,119	43,550	46,758	43,087	35,902
Investing activities	(264,713)	2,039	15,785	(62,646)	(200,444)
Financing activities	222,130	(45,673)	(64,236)	19,083	165,439
BALANCE SHEET DATA AT PERIOD END
Undepreciated investment in real estate	$1,023,720	$677,127	$833,335	$959,714	$861,318
Net investment in real estate	971,151	637,695	786,143	919,156	838,922
Total assets	1,023,315	671,654	826,807	962,480	875,076
Total indebtedness	533,717	325,796	435,136	616,569	522,112
Total liabilities	565,559	346,021	455,133	638,753	543,415
Total minority interest	88,607	84,550	108,695	156,868	145,931
Total shareholders’ equity	369,149	241,083	262,979	166,859	185,730
OTHER DATA AT PERIOD END
Total leaseable square footage of properties	30,124,228	19,915,038	21,802,930	20,397,410	18,652,284
Number of properties	135	93	125	129	133
Percentage leased	92%	93%	94%	95%	99%

(1)	In July 2003, the SEC clarified its interpretation of EITF Abstract Topic No. D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock” (“Topic D-42”) which establishes standards for how to calculate the effect on the calculation of earnings per share for the redemption or induced conversion of preferred stock. In September 2002, the Company redeemed its Series A Convertible Preferred Stock with a liquidation value of $20 million, and $15 million of its Series C Convertible Preferred Stock. This clarification of Topic D-42 was required to be reflected retroactively in the first fiscal period ending after September 15, 2003 by restating the financial statements of prior periods. Accordingly, the Company recorded $411,000 in the third quarter of 2002, as a distribution to preferred shareholders, related to the offering costs for this redeemed convertible preferred stock.

(2)	In 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statements No. 13 and Technical Corrections. The adoption of SFAS No. 145 in 2003 no longer permits charges related to the early retirement of debt to be accounted for as extraordinary items and these charges have been reclassified to interest expense. These reclassified charges were $863,000 and $2.3 million in 2002 and 2001, respectively.

(3)	Basic weighted average number of shares includes only common shares of beneficial interest outstanding during the year and excludes OP Units.

CAPITALIZATION

       The following table sets forth our capitalization as of December 31, 2003 on (i) a historical basis, (ii) as adjusted giving effect to the secondary offering of our common shares on February 19, 2004, and (iii) as further adjusted giving effect to this offering and the initial application of the net proceeds thereof as described under “Use of Proceeds.” The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. The figures in the following table are as of December 31, 2003 (in thousands, except share and per share data).

	Historical		As Further
	December 31,		Adjusted for
	2003	As Adjusted	the Offering

Debt:
Mortgage Notes Payable	$323,317	$323,317	$298,317
Unsecured Debt	210,400	210,400	182,258

Total Debt	533,717	533,717	480,575
Minority Interest in Operating Partnership, including $52,892 of Convertible Preferred Units, on a historical basis and $5,279 on an as adjusted basis and an as further adjusted basis liquidation preference of $25 per unit	88,607	55,135	55,135
Shareholders’ Equity:
Cumulative Redeemable Preferred Stock, Series E, $.001 par value; no shares authorized, issued or outstanding on a historical and an as adjusted basis and 2,200,000 shares authorized and 2,200,000 issued and outstanding on an as further adjusted basis, liquidation preference of $25 per share	—	—	2
Cumulative Redeemable Preferred Stock, Series D, $.001 par value, 2,760,000 shares authorized, and 2,760,000 shares issued and outstanding on a historical as adjusted and as further adjusted basis, liquidation preference of $25 per share	3	3	3
Convertible Preferred Stock, Series C, $.001 par value; 800,000 shares authorized and 500,000 issued and outstanding on a historical and an as adjusted basis and an as further adjusted basis, liquidation preference of $25 per share(1)	1	1	1
Common Shares, $.001 par value; 59,775,035 authorized and 26,354,369 shares issued and outstanding on a historical basis, 30,395,506 shares issued and outstanding on an as adjusted basis and an as further adjusted basis(2)	26	30	30
Additional Paid-in Capital	440,062	473,530	526,670
Loans to executive Officers and Employees to Purchase Common Shares	(3,602)	(3,602)	(3,602)
Deferred Compensation	(4,843)	(4,843)	(4,843)

	Historical		As Further
	December 31,		Adjusted for
	2003	As Adjusted	the Offering

Cumulative Net Income	40,359	40,359	40,359
Cumulative Distributions	(102,746)	(102,746)	(102,746)
Accumulated Other Comprehensive Income	(111)	(111)	(111)

Total Shareholders’ Equity	369,149	402,621	455,763

Total Capitalization	$991,473	$991,473	$991,473

(1)	Each share of Series C convertible preferred stock is convertible at a conversion price of $15.75 per share.

(2)	Does not include (i) 8,380,788 common shares that may, at our option, be issued in exchange of all outstanding units of common and preferred limited partnership interests in our operating partnership, (ii) 2,675,421 common shares reserved for issuance to trustees, officers and employees under our incentive and stock option plans, including 1,170,733 common shares issuable upon exercise of all outstanding options granted under those plans and (iii) 793,651 common shares that may be issued on the conversion of our Series C convertible preferred stock.

DESCRIPTION OF SERIES E PREFERRED STOCK

       The following description of the material terms and provisions of the Series E preferred stock is only a summary and is qualified in its entirety by reference to our declaration of trust and the articles supplementary creating the Series E preferred stock, each of which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

General

       Our board of trustees has adopted articles supplementary establishing the terms of the Series E preferred stock as a series of preferred stock consisting of 2,200,000 shares, designated as the 7.375% Series E cumulative redeemable preferred stock, par value $0.001 per share. When issued, the shares of Series E preferred stock will be validly issued, fully paid and nonassessable.

       We will contribute the net proceeds of the sale of the shares of Series E preferred stock to our operating partnership in exchange for 7.375% Series H cumulative redeemable preferred units that mirror the rights, preferences and other privileges of the Series E preferred stock. Our operating partnership will be required to make all required distributions on these preferred units prior to any distribution of cash or assets to the holders of common partnership units or to the holders of any other equity interest of our operating partnership, except for any other series of preferred units ranking on parity with these preferred units as to distributions and liquidation, and except for dividends required to enable us to maintain our qualification as a REIT.

Listing

       We have applied to list the Series E preferred stock on the New York Stock Exchange. The Series E preferred stock will be listed under the symbol “KTRPrE.” Trading of the Series E preferred stock is expected to commence on the New York Stock Exchange within 30 days of the initial issuance of the Series E preferred stock.

Ranking

       The Series E preferred stock, with respect to rights to the payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, will rank (a) senior to our common shares, and all other classes or series of our shares of beneficial interest that specifically provide that such class or series of shares of beneficial interest ranks junior to the Series E preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, (b) on parity with our Series C preferred stock and Series D preferred stock and all other classes or series of our shares of beneficial interest other than those referred to in clauses (a) and (c) issued in the future that specifically provide that such classes or series of shares of beneficial interest rank on parity with the Series E preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, and (c) junior to all other classes or series of our shares of beneficial interest issued in the future that specifically provide that such classes or series of shares of beneficial interest rank senior to the Series E preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up.

Dividends

       Subject to the preferential rights of holders of any class or series of our shares of beneficial interest ranking senior to the Series E preferred stock as to the payment of dividends, holders of Series E preferred stock will be entitled to receive, when, if and as authorized by our board of trustees, out of funds legally available for the payment of cumulative quarterly preferential cash dividends, an amount per share equal to 7.375% of the $25.00 liquidation preference per annum (equivalent to a fixed annual amount of $1.84375 per share), payable in equal quarterly amounts. Dividends on the Series E preferred stock shall accrue and be fully cumulative from the date of original issuance and shall be payable quarterly when, if and as authorized by our board of trustees, in equal amounts in arrears on the last calendar day of each January, April, July and

October or, if not a business day, the next succeeding business day (each, a “Dividend Payment Date”), and no interest or additional dividends or other sums will accrue on the amount so payable from the Dividend Payment Date to such next succeeding business day. The first dividend on the Series E preferred stock, which will be paid on April 30, 2004, will be for less than a full quarter and will reflect dividends accumulated from the date of original issuance through and including April 30, 2004. Such dividends and any dividend payable on the Series E preferred stock for any other partial dividend period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock transfer records at the close of business on the applicable record date, which will be a date designated by our board of trustees that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a “Dividend Record Date”).

       No dividend on the Series E preferred stock will be authorized or declared or paid or set apart for payment by us if such authorization, declaration, payment or setting apart for payment would violate any of our agreements or is restricted or prohibited by law.

       When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series E preferred stock and the shares of any other class or series of our shares of beneficial interest ranking on parity as to the payment of dividends with the Series E preferred stock, all dividends authorized and declared upon the Series E preferred stock and any other class or series of shares of beneficial interest ranking on parity as to dividends with the Series E preferred stock will be declared pro rata so that the amount of dividends authorized and declared per share of Series E preferred stock and such other class or series of our shares of beneficial interest shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series E preferred stock and such other class or series of shares of beneficial interest (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such class or series of shares of beneficial interest does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series E preferred stock which may be in arrears.

       Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series E preferred stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period:

•	no dividends shall be authorized, declared or paid or set aside for payment and no other distribution of cash or other property shall be authorized, declared or made (other than in shares of our common shares or other class or series of shares of beneficial interest ranking junior to the Series E preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up) on or with respect to any shares of our common shares or shares of any other class or series of our shares of beneficial interest ranking, as to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series E preferred stock; and

•	no common shares or any other class or series of shares of beneficial interest ranking junior to or on parity with the Series E preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up shall be redeemed, purchased or otherwise acquired for any consideration (or any money paid or made available for a sinking fund for the redemption of any such class or series of shares of beneficial interest) by us (except by conversion into or exchange for any other class or series of our shares of beneficial interest ranking junior to the Series E preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up or by redemption, purchase or acquisition for the purpose of maintaining our qualification as a REIT).

       Notwithstanding the foregoing, dividends on the Series E preferred stock will accumulate whether or not any of the foregoing restrictions exist, whether or not there are funds legally available for the payment thereof and whether or not such dividends are authorized. Accumulated but unpaid dividends on the Series E preferred stock will not bear interest and holders of the Series E preferred stock will not be entitled to any dividends in excess of full cumulative dividends as described above.

       Holders of Series E preferred stock will not be entitled to any dividends in excess of full cumulative dividends on the Series E preferred stock as described above. Any dividend payment made on the Series E preferred stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

       In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of the Series E preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders remaining after payment or provision for payment of all of our debts and other liabilities a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends (whether or not earned or authorized) to the date of payment, before any distribution of assets is made to holders of common shares or any other class or series of our shares of beneficial interest ranking junior to the Series E preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up, but subject to the preferential rights of the holders of shares of any class or series of our shares of beneficial interest ranking senior to the Series E preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E preferred stock will have no right or claim to any of our remaining assets. None of (i) our consolidation or merger with or into another entity, (ii) a merger of another entity with or into us, (iii) a statutory share exchange by us or (iv) a sale, lease or conveyance of all or substantially all of our property or business shall be considered a liquidation, dissolution or winding up. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our assets legally available for distribution to our shareholders are insufficient to make the full payment due to holders of the Series E preferred stock and the corresponding amounts payable on all outstanding shares of other classes or series of shares of beneficial interest ranking on parity with the Series E preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up, then the holders of the Series E preferred stock and all other such classes or series of shares of beneficial interest ranking on parity with the Series E preferred stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions (including, if applicable, accumulated and unpaid dividends) to which they would otherwise be respectively entitled.

Redemption

       The Series E preferred stock is not redeemable at any time at the option of the holders thereof. The Series E preferred stock will not be subject to any sinking fund or mandatory redemption. Except in certain circumstances relating to the preservation of our status as a REIT for federal income tax purposes, we will not be entitled to redeem the Series E preferred stock prior to March 15, 2009. On or after March 15, 2009, we have the option to redeem the Series E preferred stock, in whole or in part, at any time and from time to time, at a redemption price per share of Series E preferred stock in cash equal to $25.00, plus (except as provided below) all dividends accumulated and unpaid on the shares of Series E preferred stock to the date of such redemption, upon giving notice as provided below. Any date fixed for redemption pursuant to the foregoing provisions is referred to as a “Series E Preferred Stock Redemption Date.”

       We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the Series E Preferred Stock Redemption Date. We will mail by first-class mail, not less than 30 nor more than 60 days prior to the Series E Preferred Stock Redemption Date, to each holder of record of Series E preferred stock to be redeemed at such holder’s address as it appears on our share transfer records, notifying such holder of our election to redeem such shares; provided that if we have reasonably concluded, based upon the advice of independent tax counsel experienced in such matters, that any redemption must be made on a date (the “Subject Date”) which is earlier than 30 days after the date of such mailing in order to preserve our status as a REIT for federal income tax purposes or to comply with federal tax laws relating to our qualification as a REIT, then we may give such shorter notice as is necessary to effect such redemption on the Subject Date. In addition to any information required by law or by the applicable rules of any exchange upon which the Series E preferred stock may be listed or admitted to trading, the notice of redemption will state (i) the date fixed for redemption thereof, (ii) the redemption price, (iii) the number of shares to be redeemed (and, if fewer than all the shares of Series E preferred stock are to be redeemed, the number of shares to be redeemed from such holder), (iv) the place(s) where the shares of Series E preferred stock are to be surrendered for payment of the redemption price, and (v) that dividends on the shares to be redeemed will cease to accumulate on such redemption date.

       If we redeem fewer than all of the outstanding shares of Series E preferred stock, the number of shares of Series E preferred stock to be redeemed will be determined by our board of trustees and the shares to be redeemed will be selected by our board of trustees pro rata or by lot or in such other equitable manner as determined by our board of trustees. If such redemption is to be by lot and as a result of such redemption any holder of Series E preferred stock would become a holder of a number of shares of Series E preferred stock in excess of the Ownership Limit described herein because such holder’s shares of Series E preferred stock were not redeemed, or were only redeemed in part, then, except in certain instances, we will redeem the requisite number of shares of Series E preferred stock from such holder such that he will not hold in excess of the Ownership Limit subsequent to such redemption. In addition, we may redeem shares of Series E preferred stock in certain circumstances relating to the maintenance of our ability to qualify as a REIT for federal income tax purposes.

       On or after the Series E Preferred Stock Redemption Date, each holder of shares of Series E preferred stock to be redeemed must present and surrender each certificate representing his shares of such Series E preferred stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing shares of Series E preferred stock as the owner thereof and each surrendered certificate will be canceled. If fewer than all the shares represented by any such certificate representing shares of Series E preferred stock are to be redeemed, a new certificate will be issued representing the unredeemed shares. If notice of redemption has been mailed or published in accordance with the notice provisions described above and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of the Series E preferred stock so called for redemption, then from and after the Series E Preferred Stock Redemption Date (unless we default in payment of the redemption price), all dividends on the shares of Series E preferred stock called for redemption will cease to accumulate and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends to the Series E Preferred Stock Redemption Date), will cease and terminate and such shares will not thereafter be transferred (except with our consent) on our books, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At our election, on or prior to a Series E Preferred Stock Redemption Date, we may irrevocably deposit the redemption price (including accumulated and unpaid dividends) of the Series E preferred stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series E preferred stock to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than such Series E Preferred Stock Redemption Date) against payment of the redemption price (including all accumulated and unpaid dividends to such Series E Preferred Stock Redemption Date). Any interest or other earnings earned on the redemption price (including all accumulated and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited which remain unclaimed by the holders of the shares of Series E preferred stock at the end of two years after the Series E Preferred Stock Redemption Date will be returned to us by such bank or trust company.

       Notwithstanding the foregoing, unless full cumulative dividends on all shares of Series E preferred stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the current dividend period, no shares of Series E preferred stock will be redeemed unless all outstanding shares of Series E preferred stock are simultaneously redeemed or exchanged; provided, however, that the foregoing will not prevent the purchase or acquisition of shares of Series E preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E preferred stock. In addition, unless full cumulative dividends on all outstanding shares of Series E preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we will not purchase or otherwise acquire directly or indirectly any shares of Series E preferred stock or any shares of any other class or series of our shares of beneficial interest ranking junior to or on parity with the Series E preferred stock as to the payment of dividends or the distribution of our assets upon our liquidation, dissolution or winding up (except by conversion into or exchange for shares of any class or series of our shares of beneficial interest ranking junior to the Series E preferred stock as to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up or by redemption for the purposes of maintaining our qualification as a REIT).

       Immediately prior to any redemption of shares of Series E preferred stock, we shall pay, in cash, any accumulated and unpaid dividends through the Series E Preferred Stock Redemption Date, unless such Series E Preferred Stock Redemption Date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, in which case each holder of Series E preferred stock at the close of business on such Dividend Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series E preferred stock for which a notice of redemption has been given.

       Any shares of Series E preferred stock that we redeem or reacquire in any manner will be restored to the status of authorized but unissued shares of Series E preferred stock.

Maturity

       The Series E preferred stock has no stated maturity date.

Conversion

       The shares of the Series E preferred stock are not convertible or exchangeable for any of our other property or securities.

Voting Rights

       Holders of Series E preferred stock will not have any voting rights, except as provided by law and as described below. Whenever dividends on any shares of Series E preferred stock are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, the holders of Series E preferred stock (voting together as a single class with all other classes or series of our shares of beneficial interest ranking on parity with the Series E preferred stock as to the payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees who will be elected for a one-year term. Such election shall be held at the next annual meeting of the shareholders and at each subsequent annual meeting until all accumulated dividends on the Series E preferred stock and such other class or series of shares of beneficial interest ranking on parity with the Series E preferred stock as to the payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up upon which like voting rights have been conferred and are exercisable for the then current dividend period will have been fully paid or declared or authorized or a sum sufficient for the full payment thereof has been set aside. Vacancies for trustees elected by holders of Series E preferred stock and any other such class or series of shares of beneficial interest ranking on parity with the Series E preferred stock shall be filled by the remaining trustee so elected then in office or, if there is no such remaining trustee, by vote of holders of a majority of the outstanding shares of Series E preferred stock and any other such class or series of shares of beneficial interest ranking on parity with the Series E preferred stock voting as a single class. A trustee elected by the holders of Series E preferred stock and any other such class or series of shares of beneficial interest ranking on parity with the Series E preferred stock may be removed with or without cause and only by vote of holders of a majority of the outstanding shares of Series E preferred stock and any other such class or series of shares of beneficial interest ranking on parity with the Series E preferred stock voting as a single class.

       So long as any shares of Series E preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series E preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of our shares of beneficial interest ranking senior to the Series E preferred stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any authorized shares of our shares of beneficial interest into any such class or series of our shares of beneficial interest, or create, authorize or issue any obligation or security convertible or exchangeable into or evidencing the right to purchase any such class or series of our shares of beneficial interest; or (ii) amend, alter or repeal the provisions of our declaration of trust or the articles supplementary for the Series E preferred stock, whether by merger or consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series E preferred stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as shares of Series E preferred stock remain outstanding or are converted into like securities of the surviving or resulting entity, in each case with like preference, privilege or voting power and terms thereof materially unchanged, taking into account that upon the occurrence of an Event, we may not be the surviving entity and such surviving entity may be a non-corporate entity, the occurrence of any such Event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of Series E preferred stock; and provided further that (x) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or (y) the creation, issuance or increase in the amount of authorized shares of any other class or series of our shares of beneficial interest, or (z) any increase in the amount of authorized shares of Series E preferred stock, in each case ranking on parity with or junior to the Series E preferred stock with respect to payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

       The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series E preferred stock have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

       In any matter in which the Series E preferred stock may vote (as expressly provided in the articles supplementary or as may be required by law), each share of the Series E preferred stock shall be entitled to one vote, except that when any other class or series of our preferred stock shall have the right to vote with the Series E preferred stock as a single class on any matter, the Series E preferred stock and such other class or series shall have with respect to such matters one vote per each $25.00 of stated liquidation preference.

Restrictions on Ownership and Transfer

       For us to qualify as a REIT under the Code, among other things, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first taxable year for which we elected to be taxed as a REIT). This test is applied by “looking through” certain stockholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of us by individuals. Additionally, our outstanding shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first taxable year for which we elected to be taxed as a REIT) or during a proportionate part of a shorter taxable year.

       In order to protect us against the risk of losing our status as a REIT due to a concentration of ownership among our stockholders, our declaration of trust, subject to certain exceptions, provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding common shares. Additionally, our declaration of trust provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% (in value or number of shares, whichever is more restrictive) of our outstanding shares of any class or series of our preferred stock, including the Series E preferred stock. The limitations on ownership set forth in the preceding two sentences are referred to herein as the “Ownership Limit.” Any direct or indirect ownership of shares of stock in excess of the Ownership Limit by certain “Disqualified Persons” within the meaning of our declaration of trust, or any such ownership or any purported transfer that would result in our shares of beneficial interest being owned by fewer than 100 persons, or that would result in our disqualification as a REIT, including any such ownership or purported transfer that would result in us being “closely held” within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of beneficial interest. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Our board of trustees may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to our board of trustees and tax counsel is presented to the effect that the changes in ownership will not then or in the future jeopardize our REIT status or our board of trustees otherwise decides that such action is in our best interest.

       Shares of beneficial interest owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be converted into shares of excess stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code. The trustee of the trust will be deemed to own the excess stock for the benefit of the charitable beneficiary on the date of the violative transfer to the original transferee-stockholder. Any dividend or distribution paid to the original transferee-stockholder of excess stock prior to our discovery that shares of beneficial interest have been transferred in violation of the provisions of our declaration of trust shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void ab initio with respect to the original transferee-stockholder and shall instead be paid to the trustee of the trust for the benefit of the charitable beneficiary. Any vote cast by an original transferee-stockholder of shares of beneficial interest constituting excess stock prior to our discovery that shares of beneficial interest have been transferred in violation of the provisions of our declaration of trust shall be rescinded as void ab initio. While the excess stock is held in trust, the original transferee-stockholder will be deemed to have given an irrevocable proxy to the trustee to vote the shares of beneficial interest for the benefit of the charitable beneficiary.

       Within 20 days of receiving notice that excess stock has been transferred to the trust, the trustee of the trust may sell the excess stock held by the trust to any person whose ownership of the shares of beneficial interest converted into such excess stock would be permitted under the Ownership Limit. If such transfer is made, the interest of the charitable beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-stockholder and to the charitable beneficiary as described herein. The original transferee-stockholder shall receive the lesser of (i) the price paid by the original transferee-stockholder for the shares of beneficial interest that were converted into excess stock or, if the original transferee-stockholder did not give value for such shares (e.g., the stock was received through a gift, devise or other transaction), the market price for the shares on the day of the event causing the shares to be held by the trust and (ii) the price received by the trustee from the sale or other disposition of the excess stock held in trust. The trustee may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of excess stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-stockholder shall be paid by the trustee to the charitable beneficiary. Any liquidation distributions relating to excess stock shall be distributed in the same manner as proceeds of a sale of excess stock.

       In addition, we will have the right to purchase all or any portion of any shares of excess stock held by the trust at the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift), and (ii) the market price on the date we or our designee accept an offer to purchase such shares.

       These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

       All certificates representing shares of stock will bear a legend referring to the restrictions described above.

       Each stockholder shall upon demand be required to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of our shares of beneficial interest as our board of trustees deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

       The Ownership Limit may have the effect of delaying, deferring or preventing our change in control unless our board of trustees determines that maintenance of REIT status is no longer in our best interest.

Form

       The Series E preferred stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company except under limited circumstances.

FEDERAL INCOME TAX CONSEQUENCES

       This section supplements the discussion under the caption “Federal Income Tax Consequences” in the accompanying prospectus. The following discussion describes certain U.S. federal income tax considerations relating to the ownership and disposition of Series E preferred stock. Holders of Series E preferred stock should also consult the summary describing the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares in the accompanying prospectus. This discussion does not address any aspects of U.S. federal income taxation relating to our election to be taxed as a REIT. A summary of certain U.S. federal income tax considerations relating to our election to be taxed as REIT is provided in the accompanying prospectus.

       We urge prospective investors to consult their own tax advisors regarding the specific tax consequences to them of the acquisition, ownership, and disposition of Series E preferred stock and of our election to be taxed as a REIT. Specifically, prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition, and election, and regarding potential changes in applicable tax laws.

Taxation of Series E Preferred Stock

Dividends

       As long as we qualify to be taxed as a REIT, distributions made to our stockholders out of current or accumulated earnings and profits will be treated as dividends for federal income tax purposes and thus taxed to them as ordinary income, except that distributions of net capital gains designated by us as capital gain dividends will be taxed to them as long-term capital gain. Dividends received from REITs are generally not eligible for the new reduced tax rates (with a maximum rate of 15%) for corporate dividends received by individuals and certain other non-corporate U.S. shareholders in years 2003 through 2008. See the discussion under the caption “Federal Income Tax Consequences — Taxation of Shareholders — Distributions” in the accompanying prospectus. To the extent that distributions exceed current and accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder’s stock with respect to which the distributions are paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that stock. For purposes of determining whether distributions are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock and then to our common shares. Therefore, depending on our earnings and profits, distributions with respect to the Series E preferred stock (as compared to distributions with respect to our common shares) are more likely to be treated as dividends than as return of capital or a distribution in excess of basis.

Capital Gain Dividends

       If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to the holders of our shares, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of the Series E preferred stock will be the amount so designated multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to the holders of the Series E preferred stock for the year and the denominator of which will be the total dividends paid to the holders of shares of all classes of our stock for the year. In general, distributions from us that are designated as capital gain dividends will be taxed to holders as long-term capital gains. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of individual and certain other non-corporate U.S. holders and 35% for corporations. See the discussion under the caption “Federal Income Tax Consequences — Taxation of Shareholders — Distributions” in the accompanying prospectus.

Redemption of Series E Preferred Stock

       We may redeem the Series E preferred stock at our option, in whole or from time to time in part, beginning on March 15, 2009, for cash at $25.00 per share plus any accrued and unpaid dividends through the date of redemption, as more fully set forth under “Description of Series E Preferred Stock-Redemption.” A redemption of Series E preferred stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income rates, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s share interest in our company, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met, shares of our common and preferred stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of our common and preferred stock actually owned by the holder, must generally be taken into account. If a holder of Series E preferred stock owns (actually and constructively) no outstanding common shares or an insubstantial percentage thereof, a redemption of shares of Series E preferred stock of that holder is likely to qualify for sale or exchange treatment because the redemption would be “not essentially equivalent to a dividend.” However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series E preferred stock depends upon the facts and circumstances at the time the determination must be made, prospective holders of Series E preferred stock are advised to consult their own tax advisors to determine such tax treatment.

       If a redemption of Series E preferred stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as a taxable sale or exchange by that holder. As a result, the holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits) and (ii) the holder’s adjusted tax basis in the shares of Series E preferred stock. Such gain or loss will be capital gain or loss if the shares of Series E preferred stock were held as a capital asset, and will be long-term gain or loss if such shares were held for more than one year. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of individual and certain other non-corporate U.S. holders and will be taxed at ordinary income rates (of up to 35% through 2010) if the Series E preferred shares are held for one year or less. Gains recognized by U.S. holders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. See the discussion under the caption “Federal Income Tax Consequences — Taxation of Shareholders — Dispositions of Shares” in the accompanying prospectus.

       If a redemption of Series E preferred stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder’s adjusted tax basis in the redeemed shares of Series E preferred stock will be transferred to the holder’s remaining shares of our stock. If the holder owns no other shares of our stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

UNDERWRITING

       Keystone Property Trust and the underwriters for this offering named in the table below have entered into an underwriting agreement with respect to the Series E preferred stock being offered. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and the underwriters has agreed to purchase the number of shares of Series E preferred stock indicated in the following table.

Number of
Underwriters	Shares

Wachovia Capital Markets, LLC	1,320,000
RBC Dain Rauscher Inc.	880,000

Total	2,200,000

       The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by their counsel and to certain other conditions. The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

       Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.50 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.45 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

       The following table shows the per share and total underwriting discounts and commissions we will allow to the underwriters.

	Per Share	Total

Public offering price	$25.000	$55,000,000
Underwriting discounts and commissions	$0.7875	$1,732,500
Proceeds, before expenses, to us	$24.2125	$53,267,500

       We have agreed that for 30 days after the date of this prospectus supplement, we will not, without first obtaining the prior written consent of Wachovia, directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any Series E preferred stock, any other equity securities of ours which are substantially similar to the Series E preferred stock or any securities convertible into or exercisable or exchangeable for Series E preferred stock or any other equity securities of ours which are substantially similar to the Series E preferred stock. During the same period we have also agreed not to enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any Series E preferred stock, any other equity securities of ours which are substantially similar to the Series E preferred stock or any securities convertible into or exercisable or exchangeable for Series E preferred stock or any other equity securities of ours which are substantially similar to the Series E preferred stock.

       In connection with this offering, the underwriters may purchase and sell shares of Series E preferred stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Series E preferred stock while this offering is in progress.

       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Series E preferred stock. As a result, the price of the Series E preferred stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

       We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $125,000 and will be paid by us.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

       The Series E preferred stock is a new issue of securities and, prior to acceptance of the Series E preferred stock for listing on the NYSE, there will be no established trading market for the Series E preferred stock. We have applied to the NYSE for authorization to list the Series E preferred stock under the symbol “KTRPrE.” If this application is approved, we expect trading in the Series E preferred stock to commence within a 30-day period after the initial delivery of the Series E preferred stock. In order to meet the requirements for listing the Series E preferred stock on the NYSE, the underwriters have undertaken to sell (i) Series E preferred stock to ensure a minimum of 100 beneficial holders with a minimum of 100,000 shares of Series E preferred stock outstanding and (ii) sufficient shares of Series E preferred stock so that following this offering, the shares of Series E preferred stock have a minimum aggregate market value of $2 million. The underwriters have advised us that prior to the commencement of listing on the NYSE, they intend to make a market in the shares of Series E preferred stock, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for shares of Series E preferred stock.

       In the ordinary course of business, the underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking and investment banking transactions with us, for which they have received, and will receive, customary fees and commissions. Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, is a lender in our revolving credit facility and the lender under a $10 million (original principal) secured line of credit. Royal Bank of Canada, an affiliate of RBC Dain Rauscher Incorporated, is the lender of a $25 million loan. Proceeds from this offering will be used to repay our $25 million loan from Royal Bank of Canada and to repay borrowings under our credit facility. See “Use of Proceeds.”

LEGAL MATTERS

       The validity of the issuance of the Series E preferred stock offered hereby will be passed upon for our company by Clifford Chance US LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

       The consolidated financial statements and schedules of Keystone Property Trust and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 included in Keystone Property Trust’s Annual Report on Form 10-K have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated February 19, 2004 refers to the fact that Keystone Property Trust adopted Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statements No. 13 and Technical Corrections and SFAS No. 123, Accounting for Stock-Based Compensation, as of January 1, 2003 and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets as of January 1, 2002. The report of KPMG LLP dated February 19, 2004 also refers to the fact that Keystone Property Trust implemented the clarifying guidance of EITF Abstract, Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, as of September 30, 2003 and restated its 2002 financial statements.

       The combined statement of revenue and certain expenses of the Easton Portfolio for the year ended December 31, 2002 included in Keystone Property Trust’s Current Report on Form 8-K dated November 10, 2003 and their Current Report on Form 8-K/ A dated November 10, 2003 has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated October 31, 2003 states that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and expenses of the Easton Portfolio.

       The statement of revenue and certain expenses of 4 Points for the year ended December 31, 2002 included in Keystone Property Trust’s Current Report on Form 8-K dated December 22, 2003 has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated January 9, 2004 states that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and expenses of 4 Points.

WHERE YOU CAN FIND MORE INFORMATION

       Our company is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Office of the Securities And Exchange Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other materials that are filed through the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. In addition, our common shares of beneficial interest are listed on the New York Stock Exchange, and we are required to file reports, proxy and information statements and other information with the New York Stock Exchange. These documents can be inspected at the principal office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

PROSPECTUS

Keystone Property Trust

$500,000,000 Common Shares,

Preferred Shares and Depositary Shares

        We may from time to time offer our common shares, preferred shares (which may be issued in one or more series), or depositary shares representing preferred shares (“Depositary Shares”) (together, “Securities”) at an aggregate initial offering price which will not exceed $500,000,000. We may offer Securities from time to time in amounts, at prices and on terms which will be determined at the time of sale. Offerings may be of particular Securities or of units consisting of two or more types of Securities. We may sell Securities to or through underwriters, through agents or directly to purchasers.

      The terms of particular Securities will be described in a prospectus supplement which will accompany this prospectus, and may be described in a term sheet which precedes the prospectus supplement. A prospectus supplement relating to a series of preferred shares will describe, to the extent applicable, its title, the maximum number of shares, the liquidation preference per share, dividend rights (which may be fixed or participating and may be cumulative or non-cumulative), voting rights, conversion rights, redemption provisions and sinking fund or purchase fund requirements, as well as any other material terms. A Prospectus Supplement relating to Depositary Shares will describe, to the extent applicable, the fractional share of preferred shares represented by each Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve our status as a real estate investment trust (“REIT”) for federal income tax purposes. The applicable prospectus supplement will also contain information, where applicable, about all material federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such prospectus supplement.

      Each prospectus supplement will also contain the names of the underwriters or agents, if any, through which the Securities to which it relates will be sold, the proposed amounts, if any, to be purchased by underwriters, and the compensation, if any, of those underwriters or agents, the initial public offering price, information about securities exchanges or automated quotation systems on which the Securities will be listed or traded and any other material information about the offering and sale of the Securities. We may not sell any Securities without delivering the applicable prospectus supplement describing the method and terms of the offering of such series of Securities.

       See “Risk Factors” beginning on page 3 for a discussion of certain factors you should consider before you invest in our Securities.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, and they have not determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 10, 2004

      No dealer, salesperson or other person is authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus or the applicable prospectus supplement. If given or made, that information or representation must not be relied upon as having been authorized by us or by any agent, underwriter or dealer. This prospectus does not, and no prospectus supplement will, constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for that person to make such an offer or solicitation. Neither the delivery of this prospectus or any prospectus supplement nor any sale of securities will, under any circumstances, imply that the information in this prospectus or any prospectus supplement is correct at any time after its date.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as a result, file reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy those reports, proxy statements and other information which we file with the SEC at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of that information from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Keystone Property Trust, that file electronically with the SEC. You may access the SEC’s web site at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange. You may also read our reports, proxy statements and other information which we file at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus is a part of the registration statement. This prospectus does not contain all the information contained in the registration statement, because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, which you may read and copy at, or obtain from, the SEC or the New York Stock Exchange in the manner described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We incorporate by reference into this prospectus supplement and the accompanying prospectuses the following documents which we previously filed with the Securities and Exchange Commission under the File Number 1-12514:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 10, 2004;

•	our Definitive Proxy Statement on Schedule 14A filed on April 30, 2003;

•	our Current Report on Form 8-K filed on January 28, 2004, our Current Report on Form 8-K/ A filed on February 11, 2004, our Current Report on Form 8-K filed on February 11, 2004, our Current Report on Form 8-K filed on February 23, 2004 and our Current Report on Form 8-K filed on February 23, 2004; and

•	the description of our shares of beneficial interest and the description of the limited partnership interests of Keystone Operating Partnership, L.P., our operating partnership, contained in our registration statement on Form 8-A/ A filed on October 14, 1999, the description of our common shares, contained in our registration statement on Form 8-A filed on May 2, 2001 and the description of our Series D preferred stock, contained in our registration statement on Form 8-A filed on February 18, 2003; and

•	all other reports we have filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act since December 31, 2003.

      When we file documents in accordance with Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this prospectus supplement and the accompanying prospectuses and the time we file a post-effective amendment to the registration statements of which this prospectus supplement and the accompanying prospectuses are a part saying all the securities which are the subject of these registration statements have been sold or deregistering any securities which have not been sold, the documents we file will be incorporated into this prospectus supplement and the accompanying prospectuses and will be a part of them beginning on the date the documents are filed. If any document which we file changes anything said in this prospectus supplement and the accompanying prospectuses or in an earlier document which is incorporated into this prospectus supplement and the accompanying prospectuses, the later document will modify or supersede what is said in this prospectus supplement and the accompanying prospectuses or the earlier document.

      We will provide, without charge, at the written or oral request of anyone to whom this prospectus supplement and the accompanying prospectuses are delivered, copies of the documents incorporated by reference in this prospectus supplement and the accompanying prospectuses, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Keystone Property Trust, 200 Four Falls, Suite 208, West Conshohocken, Pennsylvania 19428, Attention: General Counsel (Telephone: (484) 530-1800).

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

      Certain information both included and incorporated by reference in this prospectus and any prospectus supplement relating thereto may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance, results of operations, our growth prospects and anticipated market conditions contain forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. You may identify forward-looking statements by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “seek,” “approximately,” “plan,” “intend” or, among others, “project” or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to:

•	economic conditions generally and the real estate market specifically;

•	legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts (“REITs”));

•	availability of capital (debt and equity);

•	interest rate fluctuations;

•	competition;

•	future terrorist attacks in the U.S.;

•	defaults on or non-renewal of leases by tenants;

•	decreased rental rates or increased vacancy rates;

•	financial market fluctuations;

•	environmental uncertainties;

•	changes in supply and demand for properties in our current and proposed market areas; and

•	changes in general accounting principles, policies and guidelines applicable to REITs.

      These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus or any prospectus supplement related thereto may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

RISK FACTORS

      Before you invest in our common shares, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included or incorporated by reference in this prospectus and in the applicable prospectus supplement before you decide to purchase our common shares. This section includes or refers to certain forward-looking statements; you should refer to the explanation of the qualifications and limitations on such forward-looking statements discussed on page 2 of this prospectus.

We depend on the performance of our primary markets, and changes in such markets may adversely affect our financial condition.

      Most of our properties are currently located in Northern and Central New Jersey, Pennsylvania, Indianapolis, Indiana, Greenville, South Carolina and Miami, Florida and our investment and operating focus is on New Jersey, Pennsylvania and Indianapolis, Indiana. Like other real estate markets, these commercial real estate markets have experienced economic downturns in the past, and future declines in any of these economies or real estate markets could adversely affect our operations or cash available for dividends. Our financial performance and our ability to pay dividends to our shareholders will be particularly sensitive to the economic conditions in those and other markets. Our revenues and the value of our properties may be adversely affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, industry slowdowns, relocating of businesses, changing demographics, increased regulation and taxes and other factors) and local real estate conditions (such as oversupply of or reduced demand for industrial properties). These factors, when and if they occur in an area in which our properties are located, would adversely affect our ability to pay dividends to our shareholders.

We depend on the performance of the industrial sector, and changes in such sector may adversely affect our financial condition.

      Our properties are concentrated in the industrial distribution sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included other types of real estate investments. Our financial performance and our ability to pay dividends to our shareholders will be particularly sensitive to the economic conditions in this sector.

Continued weakness in the economy could adversely affect our results of operations.

      Our results of operations have been negatively impacted by the continued downturn in the economy in the markets and the sector in which we operate. In particular, our occupancy rates and revenue for the year ended December 31, 2003 declined as compared to the same period in 2002 due in part to the continued decline in economic conditions. Continued weakness in the economy could continue to adversely affect our results of operations and no assurance can be given as to when economic conditions in the markets in which we operate will improve.

Our financial performance and value are subject to risks associated with the real estate industry that could adversely affect our financial condition.

      General. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend upon the amount of income generated and expenses incurred. If our properties do not generate income sufficient to meet our operating expenses, including debt service and capital expenditures, our results of operations and ability to pay dividends to you will be adversely affected. Our revenue from properties may be adversely affected by a variety of factors, including the general economic climate, local conditions, such as oversupply of the particular category of real estate owned or controlled by the owner, or reduction in demand for any such properties, competition from properties owned by others, inability to collect rents from tenants, vacancies or inability to rent space on favorable terms, inability to finance property acquisitions or developments or to refinance such indebtedness as it comes due, costs of complying with changes in government regulations, the relative illiquidity of real estate investments, changing demographics, environmental liability, our ability to control variable operating costs, or the ability of the owner to provide adequate facilities maintenance, services and amenities.

      Maintaining our revenue and net operating income at desired levels can be affected by a number of factors, including our ability to locate desirable replacements for key tenants at attractive rent levels following the expiration of leases, and the costs of reletting and providing tenant improvements required to attract and maintain attractive tenants at desirable rentals.

      Often, increased operating costs, including real estate taxes, insurance and maintenance costs, do not decline when circumstances cause a reduction in income from a property. If a property is mortgaged to secure payment of indebtedness, and we are unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

      We depend on our major tenants. Substantially all of our income is, and will continue to be, derived from rental income on our properties and, consequently, our distributable cash flow and ability to pay expected dividends to shareholders would be adversely affected if a significant number of our tenants failed to meet their lease obligations. As of December 31, 2003, our ten largest tenants represented approximately 25.4% of our properties’ annualized base rental income. At any time, a tenant at any of our properties may seek the protection of the bankruptcy laws, which could result in delays in rental payments or in the rejection and termination of such tenant’s lease and thereby cause a reduction in our cash flow and the amounts available for dividends to our shareholders. We cannot assure you that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant’s financial condition weakens, our cash flow and the amounts available for dividends to you may be adversely affected.

      We compete with other owners and operators of properties. All of our properties are located in well-developed market areas. There are numerous other industrial properties and real estate companies (including other REITs) within the market areas of each of our properties which compete with us for tenants and for development and acquisition opportunities. The number of competitive properties and real estate companies in such areas could have a material effect on our operations, our ability to rent our properties and the rents which we charge, and our development and acquisition opportunities. We compete for tenants and acquisitions with others who may have greater resources than we do. We will continue to experience strong competition in pursuing development and acquisition opportunities.

      Ability to renew leases or re-let space as leases expire. We are, and will continue to be, subject to the risk that upon expiration of leases for space located in our properties, such leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. As of December 31, 2003, we have 4.3 million square feet (out of a total of 27.7 million occupied square feet) of leases that expire during 2004. The number of properties in a market or submarket could adversely affect both our ability to lease space and the rental rates that can be obtained in new leases. If we are unable to relet promptly or renew the leases for all or a substantial portion of any vacant space, if the rental rates upon such renewal or reletting are significantly lower than expected or if our cash available proves inadequate, then our cash flow and ability to pay expected dividends to you may be adversely affected.

      Real estate investments are not as liquid as other types of assets. Real estate investments are not as liquid as other types of assets and that may tend to limit our ability to react promptly to changes in economic or other conditions. In addition, like other companies qualifying as REITs under the Internal Revenue Code of 1986, as amended (the “Code”), we must either comply with the safe harbor rules relating to the number of properties disposed of in a year, their tax bases and the cost of improvements made to the properties, or meet other tests which enable a REIT to avoid punitive taxation on the sale of assets. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted.

      Debt financing may have an adverse effect on our cash flow and our ability to pay dividends. None of our declaration of trust, by-laws or investment policies contain any limitation on the amount of aggregate indebtedness which we may incur. Except for certain circumstances where approval of the Series C preferred stockholders may be required for us to incur additional indebtedness, our management or board of trustees will have discretion to incur such amounts of aggregate indebtedness as they determine. We may seek additional debt financing to fund future acquisitions. We are subject to risks normally associated with debt financing, including that we may not have enough cash flow to service our indebtedness which could lead to foreclosures on our properties or us selling our properties on disadvantageous terms, the risk that our cash flow, after debt service, will be insufficient to pay dividends at expected levels and meet required payments of principal and interest, the risk that indebtedness on our properties (which will not have been fully amortized at maturity in all cases) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. Our properties are or may be mortgaged to secure payments on our indebtedness. Certain properties are secured by debt which is cross-collateralized and cross-defaulted and, therefore, a default on one mortgage could lead to the acceleration of other indebtedness. As of December 31, 2003, we had approximately $533.7 million of consolidated indebtedness, of which approximately $265.1 million was fixed rate debt and approximately $268.6 million was variable rate debt. Additionally, our pro-rata share of indebtedness of our joint ventures was $32.2 million at December 31, 2003. Based on the market price for our common shares at the close of business on December 31, 2003, our indebtedness was equal to approximately 39.2% of our total market capitalization on that date and our consolidated indebtedness plus our pro-rata share of our joint venture debt was equal to approximately 41.5% of our total market capitalization on that date (in each case, assuming the conversion to common shares of all of our outstanding convertible preferred stock and preferred or common units of limited partnership interest in the operating partnership, other than those units which we own). If interest rates increase, this could materially increase our interest expense with respect to our variable rate indebtedness.

      In the future, we may increase our borrowings for new acquisitions, capital improvements, new development projects and for general working capital purposes. Such variable rate debt creates higher debt service requirements if market interest rates increase, which could adversely affect our cash flow and the amounts of cash available for dividends to you.

      If we fail to make required payments of principal and interest on any mortgage debt, our lenders could foreclose on the properties securing such debt which would result in a loss of income and asset value to us. If principal payments due at maturity cannot be paid or refinanced, we expect that our cash flow would not be sufficient in all years to pay dividends at expected levels and to repay all maturing debt. Furthermore, any substantial increase in interest expense relating to any such refinanced indebtedness also would adversely affect our cash flow and the amounts available for dividends to you.

Property ownership through joint ventures could limit our control of those investments.

      Joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our co-venturer might become bankrupt, that our co-venturer might at any time have different interests or goals than we do, and that our co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither we nor our co-venturer would have full control over the joint venture. There is no limitation under our organizational documents as to the amount of funds that may be invested in joint ventures. Disputes between us and our co-venturer may result in litigation or arbitration that would increase our expenses and prevent our management from focusing their time and effort on our business. In addition, we may be liable in certain circumstances for the actions of our co-venturer. We currently own interests in 26 properties comprising 7.7 million square feet owned in the aggregate by two joint ventures.

We may be unable to complete acquisitions and developments and successfully operate acquired or developed properties.

      We have recently experienced, and may continue to experience, rapid growth through the acquisition and development of additional industrial properties. Our ability to manage our growth effectively requires us to successfully integrate our new acquisitions and developments into our existing management structure. Properties which we acquire typically have no operating history under our management and such properties may have characteristics or deficiencies unknown to us which affect their valuation or revenue potential, including liabilities for environmental contamination, and claims by tenants, vendors or other persons who dealt with the former owners of the properties. We may not have any recourse or only limited recourse against the prior owners for such liabilities. The operating performance of these properties may decline under our management. A decline in the operating performance of these properties will adversely affect our operating results and funds from operations, which could adversely impact the price of our common shares and the amount of dividends we will be able to pay.

      We currently plan to continue acquiring properties to the extent we consider appropriate. Our success in this area depends on many factors, including the ability to successfully (i) identify properties which meet our acquisition criteria, (ii) negotiate acceptable price and terms with the seller and (iii) close the transactions for such properties. These criteria could be adversely impacted by competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds. Additionally, estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

      We intend to continue to develop and substantially renovate industrial properties. We are subject to risks in our development activities including the following: (i) we may be unable to obtain construction or permanent financing at all or on favorable terms, (ii) we may not complete the development project on time or within budget, (iii) we may encounter delays or refusals in obtaining all necessary regulatory permits or authorizations; and (iv) once completed, our operating results for the project may not be profitable or meet our expectations.

      We plan to finance our future acquisitions and developments through debt offerings, equity offerings, proceeds from sales of assets, other debt financing or any combination thereof. By using existing credit facilities or other short-term debt for such activities, we may not be able to secure financing in the future or financing on equally favorable terms. By using other debt to finance such activities, we will be subject to risks normally associated with debt financing. See the risk factor captioned “Our financial performance and value are subject to risks associated with the real estate industry that could adversely affect our financial condition — debt financing may have an adverse effect on our cash flow and our ability to pay dividends”. By using equity to finance such activities, we may dilute your current interest in our company. Accordingly, our acquisition and development activities may have an adverse effect on our financial performance and ability to pay dividends to our shareholders.

We may not be successful in entering new markets or in operating in any new markets we enter.

      We currently intend to continue to seek expansion of our operations into additional new markets other than Northern and Central New Jersey, Pennsylvania and Indianapolis. In determining whether to enter a new market, we consider, among other factors, demographics, job growth, employment, real estate fundamentals, competition and other related matters. We cannot assure you that we will be successful in our efforts to identify new markets, or that once we identify new markets, that we will be able to successfully acquire properties in those markets and achieve favorable operating results from properties acquired in those markets.

We may not be able to obtain financing to implement our business strategy.

      Our business strategy is dependent on our ability to obtain financing, particularly through accessing the capital markets and/or borrowings under our $185 million unsecured revolving credit facility. Our credit facility expires in December 2004, with a one-year extension available at our option, and as of December 31,

2003, $135.4 million was outstanding thereunder. Our near-term business plan includes completing acquisitions and developments which may result in our borrowing of the maximum amount currently available under our credit facility. As a result, if we are unable to access the capital markets or increase the size of our credit facility or otherwise obtain additional financing, our ability to implement our business strategy may be restricted. There are no assurances that we will be able to obtain financing on terms that are favorable to us or at all. If we are unable to pursue our business strategy, our results of operations could be adversely affected.

Our shareholders’ ability to effect a change in control of our company is limited, which may not be in our shareholders’ best interest.

      Our ownership limit may not be in our shareholders’ best interest. For us to maintain our qualification as a REIT for federal income tax purposes, not more than 50% of the value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined for federal income tax purposes to include certain entities) during the last half of each of our taxable years. Our declaration of trust includes certain restrictions regarding transfers of our shares of beneficial interest and ownership limits that are intended to assist us in satisfying such limitations. Such restrictions and limits may not be adequate in all cases, however, to prevent the transfer of our shares of beneficial interest in violation of the ownership limitations. The ownership limit discussed above may have the effect of delaying, deferring or preventing someone from taking control of our company, even though such a change of control could involve a premium price for your common shares or otherwise be in your best interest.

      Our staggered board may not be in our shareholders’ best interest. Our board of trustees is divided into three classes, with the members of each class serving a three-year term. The staggered terms for trustees may reduce the possibility of a tender offer or an attempt to effect a change in control of our company, even if such a tender offer or change of control would be in your best interest.

      Issuances of preferred stock and consent rights may prevent a change of control that would be in our shareholders’ best interest. Our board of trustees is authorized by our declaration of trust to establish and issue one or more series of preferred stock without shareholder approval. We currently have three series of preferred stock authorized, with two of those three series of preferred stock being issued and outstanding. The establishment of these series or a future series of preferred stock could make more difficult a change of control of our company that would be in your best interest. Additionally, we have contractually granted certain consent rights to the holders of our Series C convertible preferred stock with respect to certain capital-raising transactions or financings. These rights could make more difficult a change of control of our company that would be in your best interest.

The concentration of ownership of our shares of beneficial interest may not be in our shareholders’ best interest.

      Our officers and trustees as a group currently beneficially own, as of December 31, 2003, 6.9% of our company (assuming the conversion to common shares of all outstanding shares of our Series C convertible preferred stock and common and convertible preferred units of limited partnership interest in our operating partnership). In addition, certain other investors currently own a significant amount of our shares of beneficial interest. Although we feel this ownership is beneficial in aligning the interest of officers and trustees with that of the other shareholders, this may enable the officers and trustees to exercise substantial influence over the management of our company and on the outcome of any matters submitted to a vote of our shareholders. The concentration of beneficial ownership of our company may have the effect of delaying, deferring or preventing a change in control of our company, may discourage bids for our shares of beneficial interest at a premium over the market price of our shares of beneficial interest and may adversely affect the market price of our shares of beneficial interest.

We have agreed not to sell certain of our properties.

      We have agreed in connection with the acquisition of certain of our properties not to sell, for the benefit of the previous owner, certain properties for a period of time ranging from 2004 to 2007 in any transaction that would trigger taxable income, subject to certain exceptions. Some of these agreements are with current officers and trustees of our company. In addition, we may enter into similar agreements in connection with future property acquisitions. These agreements generally provide that we may dispose of these properties in transactions that qualify as tax-free exchanges under Section 1031 of the Code. Therefore, we may be precluded from selling certain properties other than in transactions that would qualify as tax-free exchanges for federal income tax purposes, even if it would be in your best interest to do so.

Certain trustees and officers who own units of limited partnership interest in our operating partnership may be affected differently than our shareholders as a result of the sale of, or reduction of mortgage debt on, certain of the properties.

      Certain of our trustees and officers own units of limited partnership interest in our operating partnership and, as a result, may face different and more adverse tax consequences than you will if we sell or reduce our mortgage indebtedness on certain of our properties. Those individuals may, therefore, have different objectives than you regarding the appropriate pricing and timing of any sale of such properties or reduction of mortgage debt. Accordingly, there may be instances in which we may not sell a property or pay down the debt on a property even though doing so would be advantageous to you.

Our insurance coverage does not include all potential losses.

      We currently carry comprehensive insurance coverage including property, liability, fire, flood, earthquake, environmental, terrorism, extended coverage and rental loss as appropriate for the markets where each of our properties and business operations are located. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties and business activities. We believe our properties are adequately insured. However, there are certain losses, including losses from floods and losses from earthquakes, acts of war, certain acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed to be economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated under any recourse debt associated with the property.

We depend on key personnel, the loss of whom might adversely affect our performance.

      We depend on the efforts of our key personnel, particularly Jeffrey E. Kelter, our President and CEO, as well as certain other members of senior management. While we believe that, if necessary, we could find replacements for these key personnel, the loss of their services could have a material adverse effect on our operations.

Risks associated with future issuances of our common shares.

      Future issuances of common shares or securities convertible into common shares may dilute your interest in our company. Our declaration of trust authorizes our board of trustees to issue additional common shares or securities convertible into our common shares without shareholder approval. Additionally, our Series C preferred stock and, under certain circumstances, all limited partnership interests in our operating partnership may be converted into our common shares pursuant to their terms. Such issuances of our common shares or conversion of convertible securities into our common shares would have the effect of diluting your existing interest in our company.

      Future sales of our common shares may adversely affect the price of our common shares. Future sales of a substantial number of our common shares may occur as a result of option holders exercising their rights to purchase our common shares or by shares being resold under registration rights agreements (including with respect to the conversion of our Series C preferred stock and, under certain circumstances, preferred and common units of limited partnership interest in our operating partnership into our common shares) or exemptions from registration. The selling security holders are not the only shareholders that have registration rights with respect to our common shares and we may grant registration rights to shareholders in the future.

Future sales of a substantial number of our common shares could adversely affect the prevailing market price for our common shares even if it is in your best interest.

Liability for environmental matters could adversely affect our financial condition.

      Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner’s ability to borrow using such real property as collateral and to lease the property. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials (“ACMs”) into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. As the owner of our properties, we may be potentially liable for any such costs. Phase I or similar environmental site assessments (“ESAs”) have been obtained on all of our properties. The purpose of Phase I ESAs is to identify potential sources of contamination for which we may be responsible and to assess the status of environmental regulatory compliance. For a number of the properties, the Phase I ESAs referenced prior Phase II ESAs obtained on such properties. Phase II ESAs generally involve more invasive procedures than Phase I ESAs, such as soil sampling and testing or the installation and monitoring of groundwater wells. The ESAs have not revealed any environmental condition, liability or compliance concern that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern. It is possible that the ESAs relating to any of the properties do not reveal all environmental conditions, liabilities or compliance concerns or that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related ESA report was completed of which we are unaware. In addition, we cannot assure you that properties which we acquire in the future will not have any material environmental conditions, liabilities or compliance concerns.

There are risks associated with our status as a REIT.

      We believe that we qualify for taxation as a REIT for federal income tax purposes and plan to operate so that we can continue to meet the requirements for qualification and taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our shareholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, at least 95% of our gross income each year must come from specific passive sources, like rent from real property, that are itemized in the REIT tax laws. In addition, the composition of our assets must meet certain requirements at the close of each quarter. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court would agree with any conclusions or positions we have taken in interpreting the REIT requirements. We also are required to distribute to our shareholders at least 90% of our taxable income (excluding capital gains). Such distribution requirement limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes we may have to borrow funds on a short-term basis to meet the 90% distribution requirement. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

      If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse effect on the value of our securities. In addition, we would no longer be required to pay any dividends to shareholders.

      Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. Any of these taxes will reduce our operating cash flow. Recent changes in tax law may make stock of a REIT less attractive relative to stock in a regular C corporation.

      The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”) reduces the maximum federal income tax rate on dividends paid by regular C corporations for most non-corporate domestic taxpayers to 15% until 2008. The reduced rate of tax generally does not apply to dividends paid by REITs. REITs are tax-advantaged relative to regular C corporations because they are not subject to corporate-level federal income tax on income that they distribute to shareholders. The 2003 Act could decrease this tax advantage of a REIT relative to a regular C corporation. It is not possible to predict what effect the 2003 Act may have on the value of REIT shares.

THE COMPANY

      We are a self-administered, self-managed REIT engaged in the ownership, acquisition and development of industrial properties. As of December 31, 2003, we owned a portfolio of 134 properties (including joint venture properties), comprised of 133 industrial properties and one office property containing an aggregate of approximately 30.0 million square feet and an investment in a direct financing lease. Twenty-six of our properties comprising an aggregate of 7.7 million square feet were held by us in two separate joint ventures. Our properties are located principally in the Eastern United States and are approximately 92.1% leased to 238 tenants as of December 31, 2003.

      We conduct substantially all of our activities through, and substantially all of our properties are held directly or indirectly by, our operating partnership. We are the sole general partner of the operating partnership and own, as of December 31, 2003, approximately 79% of the outstanding units of limited partnership interest in the operating partnership. The remaining units of limited partnership interest are owned by limited partners of the operating partnership. Our officers and trustees as a group beneficially owned, as of December 31, 2003, 6.9% of our company (assuming the conversion to common shares of all outstanding shares of our Series C convertible preferred stock and common and convertible preferred units of limited partnership interest in our operating partnership).

      Each common unit of limited partnership interest of the operating partnership may be converted by the holder into, at our option, cash or one common share (subject to certain anti-dilution provisions). Each Series C convertible preferred unit of limited partnership interest in the operating partnership may be converted by the holder into (a) at the election of the holder, (1) the number of our common shares obtained by dividing the liquidation preference (which is $25.00 per unit) by the conversion price (which is $16.00 per unit) or (2) the number of shares of our Series B convertible preferred stock identical to the number of Series C preferred units being converted (in each case subject to certain anti-dilution provisions); or (b) if the operating partnership elects to give cash instead of our common shares or Series B convertible preferred stock, the amount of cash obtained by multiplying the current market price per share of our common shares by a fraction, the numerator of which is the liquidation preference and the denominator of which is the conversion price. Each Series D convertible preferred unit of limited partnership interest in the operating partnership may be converted by the holder into (a) at the election of the holder, the number of our common shares or common units obtained by dividing the liquidation preference (which is $25.00 per unit) by the conversion price (which is $16.50 per unit) (subject to certain anti-dilution provisions); or (b) if the operating partnership elects to give cash instead of our common shares or common units, the amount of cash obtained by multiplying the current market price per share of our common shares by a fraction, the numerator of which is the liquidation preference and the denominator of which is the conversion price. With each such exchange, our percentage interest in the operating partnership will increase.

      Our common shares are listed on the New York Stock Exchange under the symbol “KTR.”

      Our principal executive offices are located at 200 Four Falls, Suite 208, West Conshohocken, PA 19428 and our telephone number is (484) 530-1800. We also maintain offices in New York City, Philadelphia, Jersey City, New Jersey, Harrisburg, Pennsylvania, Indianapolis, Indiana and Greenville, South Carolina. Unless the context otherwise requires, all references to “we,” “us” or “our company” refers to Keystone Property Trust and its subsidiaries, including our operating partnership.

      Additional information about us is available on our website at www.keystoneproperty.com. The information on our website is not, and you must not consider the information to be, a part of this prospectus.

USE OF PROCEEDS

      Except as we may set forth in the applicable Prospectus Supplement, we intend to apply the net proceeds from the sale of Securities for the repayment of indebtedness outstanding from time to time, the financing of capital commitments, acquisitions and other general corporate purposes.

FINANCIAL RATIOS

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

      The following financial ratio measures our ability to repay interest, any preferred stock dividends and preferred unit distributions from our earnings. Earnings were computed by adding fixed charges (excluding preferred stock dividends, preferred unit distributions and capitalized interest) and minority interests of holders of common units in our operating partnership to income (loss) from continuing operations. Fixed charges consist of interest costs, amortization of debt issuance costs and distributions to preferred shareholders and preferred unitholders.

	Years Ended December 31,

	2003		2002(5),(6)		2001(6)		2000		1999

Ratio of earnings to combined fixed charges and preferred stock dividends	1.48	x	(1)		1.29	x	(2)		1.30x
Ratio of earnings to combined fixed charges and preferred stock dividends, as adjusted	1.48	x	1.27	x(3)	1.29	x	1.16	x (4)	1.30x

(1)	Combined fixed charges and preferred stock dividends exceeded earnings by $19.8 million.

(2)	Combined fixed charges and preferred stock dividends exceeded earnings by $1.8 million.

(3)	Excludes a $30.2 million non-cash charge for an asset impairment provision relating to the New York Office Portfolio transaction.

(4)	Excludes a $11.3 million non-cash charge for an asset impairment provision relating to assets held for sale.

(5)	In July 2003, the SEC clarified its interpretation of EITF Abstract (Topic No. D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock” (“Topic D-42”)), which establishes standards for how to calculate the effect on the calculation of earnings per share for the redemption or induced conversion of preferred stock. In September 2002, the Company redeemed its Series A Convertible Preferred Stock with a liquidation value of $20 million, and $15 million of its Series C Convertible Preferred Stock. This clarification of Topic D-42 was required to be reflected retroactively in the first fiscal period ending after September 15, 2003 by restating the financial statements of prior periods. Accordingly, the Company recorded $411,000 in the third quarter of 2002, as a distribution to preferred shareholders, related to the offering costs for this redeemed convertible preferred stock.

(6)	In 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statements No. 13 and Technical Corrections. The adoption of SFAS No. 145 in 2003 no longer permits charges related to the early retirement of debt to be accounted for as extraordinary items and these charges have been reclassified to interest expense. These reclassified charges were $863,000 and $2.3 million in 2002 and 2001, respectively.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

General

      Under our declaration of trust, the total number of all classes of shares that we have authority to issue is 65,000,000, all of which were initially classified as common shares, $.001 par value. Our board of trustees may classify and reclassify any unissued shares of beneficial interest by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of beneficial interest. We have 59,540,000 shares classified as common shares and 5,460,000 shares classified as preferred stock.

Common Shares

      The holders of common shares are entitled to one vote per share on all matters voted on by shareholders, including elections of the trustees, and, except as otherwise required by law or provided in any articles supplementary to the declaration of trust adopted by the board of trustees with respect to any series of preferred stock establishing the voting powers of such series, the holders of such shares exclusively possess all voting power. The declaration of trust does not provide for cumulative voting in the election of trustees. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common shares are entitled to such dividends as may be declared from time to time by the board of trustees from funds available therefor, and upon liquidation are entitled to receive pro-rata all assets of our company available for distribution to such holders. All common shares outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights. The transfer agent and registrar for the common shares is American Stock Transfer & Trust Company.

Preferred Stock

      General. Under the declaration of trust, the board of trustees is authorized to provide for the issuance of preferred stock in one or more series, to establish the number of shares in each series and to fix the terms thereof. The preferred stock will, when issued, be fully paid and nonassessable and will generally have no preemptive rights. The board of trustees could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the common stock might receive a premium for their stock over the then market price of such common stock.

      Terms of Preferred Stock That We May Offer. The following description of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the declaration of trust and our by-laws and any articles supplementary to the declaration of trust designating terms of a series of preferred stock (the “Articles Supplementary”).

      Reference is made to the prospectus supplement relating to the preferred stock offered thereby for specific terms, including, to the extent applicable:

(1)	the title of such preferred stock;

(2)	the number of preferred shares offered, the liquidation preference per share and the offering price of such preferred stock;

(3)	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

(4)	the date from which dividends on such preferred stock shall accumulate, if applicable;

(5)	the provision for a sinking fund, if any, for such preferred stock;

(6)	the provision for redemption, if applicable, of such preferred stock;

(7)	any listing of such preferred stock on any securities exchange;

(8)	the terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock or other shares of beneficial interest, including the conversion price or rate (or manner of calculation thereof);

(9)	any other specific terms, preferences, rights, limitations or restrictions of such preferred stock, including voting rights, if any;

(10)	a discussion of federal income tax considerations applicable to such preferred stock;

(11)	the relative ranking and preference of such preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company;

(12)	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company; and

(13)	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

      Rank. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, rank (i) senior to all classes or series of common stock and to all equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company; (ii) on a parity with all of our equity securities, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company; and (iii) junior to all of our equity securities, the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company.

      Dividends. Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the board of trustees, out of assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by the board of trustees.

      Dividends on any series of the preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the board of trustees fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

      If preferred stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any of our shares of beneficial interest of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period, unless (i) if such series of preferred stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the preferred stock of such series for all past dividend periods and the then current dividend period, or (ii) if such series of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the preferred stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon preferred stock of any series and the stock of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of such series, all dividends declared upon preferred stock of such series and any other series of preferred stock ranking on a parity as to dividends with such preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such series of preferred stock does not have a cumulative dividend) and such other series of preferred stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series that may be in arrears.

      Except as provided in the immediately preceding paragraph, unless (i) if such series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, or (ii) if such series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in common shares or other shares of beneficial interest ranking junior to the preferred stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other dividend be declared or made upon the common shares or any other shares of beneficial interest of our company ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation, nor shall any common shares, or any other shares of beneficial interest of our company ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such stock) by us (except by conversion into or exchange for other shares of beneficial interest of our company ranking junior to the preferred stock of such series as to dividends and upon liquidation).

      Any dividend payment made on stock of a series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to stock of such series that remain payable.

      Redemption. If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

      The applicable prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of such preferred stock that we shall redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our shares of beneficial interest, the terms of such preferred stock may provide that if no such shares of beneficial interest shall have been issued, or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable shares of beneficial interest pursuant to conversion provisions specified in the applicable prospectus supplement.

      Notwithstanding the foregoing, unless (i) if a series of preferred stock has a cumulative dividend, full cumulative dividends on all shares of such series of preferred stock shall have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) if a series of preferred stock does not have a cumulative dividend, full dividends on all shares of the preferred stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of preferred stock shall be redeemed unless all outstanding shares of preferred stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series. In addition, unless (i) if such series of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of preferred stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any shares of such series of preferred stock (except by conversion into or exchange for our shares of beneficial interest ranking junior to the preferred shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series.

      If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of stock to be redeemed and we may redeem such stock pro rata from the holders of record of such stock in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner which we decide.

      Unless provided otherwise for any series of preferred stock, we will mail a notice of redemption generally at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state: (i) the redemption date; (ii) the number of stock and series of the preferred stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price; (v) that dividends on the stock to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder’s conversion rights, if any, as to such stock shall terminate. If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of preferred stock to be redeemed from each such holder. If we have given notice of redemption of any preferred stock and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date, dividends will cease to accrue on such preferred stock, and all rights of the holders of such stock will terminate, except the right to receive the redemption price.

      Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of our shares of beneficial interest ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of our company, the holders of each series of preferred stock shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable prospectus supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of our shares of beneficial interest ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of shares of beneficial interest ranking on parity with the preferred stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If we have made liquidating distributions in full to all holders of preferred stock, our remaining assets shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of our company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of our company.

      Voting Rights. Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

      Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock of a series remain outstanding, we will not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking senior to such series of preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (ii) amend, alter or repeal the provisions of the declaration of trust or the Articles Supplementary for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof; provided, however, with respect to the occurrence of any event set forth in (ii) above, so long as the preferred stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event we may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock; and provided further that (a) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock or (b) any increase in the amount of authorized stock of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

      Conversion Rights. The terms and conditions, if any, upon which any series of preferred stock is convertible into common shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of common shares into which the shares of preferred stock are convertible, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or at our option, the events requiring an adjustment of the conversion price and the provisions affecting conversion in the event of the redemption of such series of preferred stock.

      Transfer Agent. The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

Restrictions on Transfer

      For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and our shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because our trustees believe it is essential for us to continue to qualify as a REIT, the declaration of trust, subject to certain exceptions, provides that no holder (other than current excepted holders and any other person whom the trustees approve, at their option and in their discretion, provided that such approval will not result in the termination of our status as a REIT) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding common shares and with respect to any class or series of preferred stock, 9.9% (in value or number of shares, whichever is more restrictive) of the outstanding shares of such class or series of preferred stock (the “Ownership Limit”). The foregoing restrictions on transferability and ownership will not apply if the trustees determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. If any purported transfer of shares would cause our shares to be beneficially owned by less than 100 persons, then such purported transfer shall be void ab initio and the intended transferee shall acquire no rights in such shares. If any transfer of shares occurs which, if effected, would (i) create a direct or indirect ownership of shares in excess of the Ownership Limit, (ii) result in our company being “closely held” within the meaning of Section 856(h) of the Code, or (iii) otherwise result in our failure to qualify as a REIT, then the shares of beneficial interest being transferred that would cause one or more of the restrictions on ownership or transfer to be violated will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to our discovery that the shares have been transferred to a trust shall be paid upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to our shares of beneficial interest held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. The trustee shall designate a transferee of such shares so long as such shares would not violate the Ownership Limit in the hands of such designated transferee. Upon the sale of such shares, the purported transferee shall receive the lesser of (A) (i) the price per share such purported transferee paid for the shares of beneficial interest in the purported transfer that resulted in the transfer of shares of beneficial interest to the trust, or (ii) if the transfer or other event that resulted in the transfer of shares of beneficial interest gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, and (B) the price per share received by the trustee from the sale or disposition of the shares held in the trust.

      All certificates representing shares of beneficial interest will bear a legend referring to the restrictions described above.

      Every owner of more than 1% (or such other percentage as required by the Code or Treasury regulations thereunder) of the issued and outstanding common shares will be required to file a written notice with us containing the information specified in the declaration of trust no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to us in writing such information as we may request in good faith in order to determine our status as a REIT.

      These ownership limitations may have the effect of precluding acquisition of control of our company unless the trustees determine that maintenance of REIT status is no longer in our best interest.

Limitation of Liability of Trustees

      Our declaration of trust provides that, to the fullest extent permitted by Maryland law, a trustee or officer will not be personally liable for monetary damages to us or you.

Indemnification of Trustees and Officers

      Our declaration of trust provides that we shall indemnify (i) our trustees and officers to the fullest extent required or permitted by Maryland law, including the advance of expenses under the procedures set forth in our by-laws and to the full extent permitted by law and (ii) other employees and agents to such extent as shall be authorized by our trustees or our by-laws and be permitted by law. The declaration of trust provides that no amendment of the declaration of trust or repeal of any of its provisions shall limit or eliminate the right to indemnification provided thereunder with respect to acts or omissions occurring prior to such amendment or repeal. We have a trustee and officer liability insurance policy with a $15,000,000 limit of liability and a company retention of $150,000 in the aggregate for each claim other than securities claims and a company retention of $500,000 in the aggregate for securities claims.

Terms of Series C Convertible Preferred Stock

      We currently have 500,000 shares designated as Series C convertible preferred stock, par value $.001 per share, 500,000 shares of which are issued and outstanding. The Series C preferred stock have the following terms:

      Voting Rights. Except in certain limited circumstances and as required by applicable law, holders of Series C preferred stock are not entitled to vote. The affirmative vote of at least two-thirds of the votes cast by the holders of the Series C preferred stock is required to authorize or increase the number of shares of a class senior to, or on parity with, the Series C preferred stock or to authorize an amendment to our declaration of trust that would materially and adversely affect the voting powers, rights or privileges of the holders of the Series C preferred stock. The consent of the holders of a majority in interest of the Series C preferred stock is also required before we or any subsidiary of ours can enter into any capital-raising transaction or financing; provided, however, that such consent is not required if, in each case, such capital-raising transaction or financing represents a refinancing or some other renewal of the then current amount of our outstanding indebtedness or the indebtedness of our applicable subsidiary, or if we meet a certain required fixed charge coverage ratio. If we do not receive the necessary consent described in the preceding two sentences, the number of trustees then constituting our board of trustees shall be increased by one and the holders of Series C preferred stock, voting as a single class, will be entitled to nominate and vote for the election of the additional trustee.

      Dividends. The holders of Series C preferred stock are entitled to cumulative dividends, payable quarterly and in preference to dividends payable on our common shares and any other shares ranking junior to the Series C preferred stock, when, as and if authorized and declared by our board of trustees out of funds legally available for that purpose, at the rate of $2.4375 per share per year plus the amount by which cash dividends with respect to one share of our common shares exceeds a rate of $1.54 (subject to adjustment) per year multiplied by the conversion ratio then in effect for the Series C preferred stock. Such dividends shall be cumulative from the date of issuance of the Series C preferred stock and compound quarterly at a rate of 9.75% per annum.

      Liquidation. In the event of any liquidation event, the holders of Series C preferred stock will be entitled to receive, out of our assets legally available for distribution to our shareholders, before distributions are made to holders of our common shares or any other shares ranking junior to the Series C preferred stock as to liquidation distributions, the greater of (i) (A) a liquidation preference in an amount equal to the sum of $25.00 per share and accrued and unpaid dividends plus (B) the applicable liquidation premium set forth below, or (ii) an amount per share equal to the amount which would have been payable had each share been converted into common shares immediately prior to such liquidation event. If, on or prior to September 27, 2004, there is (i) a consolidation or merger which results in a change of control of our company and in which the surviving entity is another entity that is or may be the issuer of senior unsecured debt securities or preferred stock rated investment grade, the liquidation premium will be 5% of the liquidation preference or (ii) any other liquidation event, the liquidation premium will be 10% of the liquidation preference. If, after September 27, 2004, there is a liquidation event, the liquidation premium will be the same as the redemption premium set forth in the following paragraph.

      Redemption. At any time following September 27, 2004, we may redeem for cash all or part of the outstanding Series C preferred stock at a price per share equal to the following percentage of the liquidation preference (which is $25.00 per share) as set forth in the following table:

Redemption Premium
as a Percentage of
Redemption Date	Liquidation Preference

From September 27, 2004 through and including September 27, 2005	104.75%
From September 27, 2005 through and including September 27, 2006	103.5625%
From September 27, 2006 through and including September 27, 2007	102.375%
From September 27, 2007 through and including September 27, 2008	101.1875%
Thereafter	100%

      If we call less than all of the outstanding Series C preferred stock for redemption, shares will be redeemed pro-rata in proportion to the number of shares owned.

      Conversion. Each holder of Series C preferred stock may at any time convert such shares into the number of our common shares obtained by dividing the aggregate liquidation preference of such Series C preferred stock by a conversion price of $15.75. The conversion price is subject to adjustment upon certain events such as a combination or subdivision of our common shares, the granting of rights, options or warrants to holders of our common shares entitling them to purchase common shares at a price less than their current market value or any action affecting our common shares that in the opinion of our board of trustees would materially adversely affect the conversion rights of the holders of Series C preferred stock.

      Rights Upon Certain Transactions. We may not enter into certain transactions in which our common shares are converted into the right to receive securities or other property, unless provision is made that each Series C preferred stock that is not redeemed or converted into the right to receive securities or other property is thereafter convertible into the securities or other property that would have been received if such Series C preferred stock were converted into common shares immediately prior to the transaction.

Terms of Series D Cumulative Redeemable Preferred Stock

      We currently have 2,760,000 shares designated as Series D cumulative redeemable preferred stock, all of which are issued and outstanding. The Series D preferred stock has the following terms:

      Voting Rights. Except in certain limited circumstances and as required by applicable law, holders of Series D preferred stock are not entitled to vote. However, if dividends on any outstanding shares of Series D preferred stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series D preferred stock and the holders of all other shares of any class or series ranking on parity with the Series D preferred stock which are entitled to similar voting rights (voting as a single class) will be entitled to elect two additional trustees to our board of trustees to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, we may not make certain material adverse changes to the terms of the Series D preferred stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series D preferred stock and all other shares of any class or series of beneficial interest ranking on parity with the Series D preferred stock which are entitled to similar voting rights (voting as a single class).

      Dividends. The holders of shares of Series D preferred stock are entitled to receive cumulative cash dividends on the Series D preferred stock at a rate of 9.125% per year of the $25.00 liquidation preference (equivalent to $2.28125 per year per share). Dividends on the Series D preferred stock are payable quarterly in arrears on the last calendar day of each January, April, July and October or, if not a business day, the next succeeding business day. Dividends on the Series D preferred stock are cumulative from the date of original issuance.

      Liquidation Preference. If we liquidate, dissolve or wind up, holders of the Series D preferred stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common shares and any other shares of beneficial interest ranking junior to the Series D preferred stock as to liquidation rights. The rights of the holders of the Series D preferred stock to receive their liquidation preferences is subject to the proportionate rights of each other series or class of our shares of beneficial interest ranked on parity with the Series D preferred stock.

      Redemption. We may not redeem the Series D preferred stock prior to February 19, 2008, except in certain limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT. On or after February 19, 2008, we may, at our option, redeem the Series D preferred stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption will be on a pro-rata basis.

      No Maturity. The Series D preferred stock has no maturity date and we are not required to redeem the Series D preferred stock. Accordingly, the Series D preferred stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem the Series D preferred stock.

      Conversion. The Series D preferred stock are not convertible or exchangeable for any of our other property or securities.

DESCRIPTION OF DEPOSITARY SHARES

      We may issue depositary receipts (“Depositary Receipts”) representing fractional interests in shares of a particular series of preferred shares (“Depositary Shares”). We will deposit the preferred shares of a series which is the subject of Depositary Shares with a depositary, which will hold those preferred shares for the benefit of the holders of the Depositary Shares, in accordance with a deposit agreement between us and the depositary. The holders of Depositary Shares will be entitled to all the rights and preferences of the series of preferred shares to which the Depositary Shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in those preferred shares.

      While the deposit agreement relating to a particular series of preferred shares may have provisions applicable solely to that series of preferred shares, all deposit agreements relating to our preferred shares will include the following provisions:

Dividends and Other Distributions

      Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred shares of a series, the depositary will distribute to the holder of record of each Depositary Share relating to that series of preferred shares an amount equal to the total dividend or other distribution received by the depositary on the preferred shares of the series held by it divided by the total number of outstanding Depositary Shares relating to the series (which will be the same fraction of the dividend or other distribution paid per share of preferred shares that each Depositary Share is of a share of preferred shares). If there is a distribution of property other than cash, the depositary either will distribute the property to the record holders of Depositary Shares in proportion to the Depositary Shares held by each of them, or the depositary will, with our approval, sell the property and distribute the net proceeds from the sale to the record holders of the Depositary Shares in proportion to the Depositary Shares held by them.

Withdrawal of Preferred Shares

      A holder of Depositary Shares will be entitled to receive, upon surrender of Depositary Receipts representing Depositary Shares, the number of whole or fractional shares of the applicable series of preferred shares, and any money or other property, to which the Depositary Shares relate.

Redemption of Depositary Shares

      Whenever we redeem preferred shares held by a depositary, the depositary will be required to redeem, on the same redemption date, Depositary Shares constituting, in total, the number of preferred shares held by the depositary which are redeemed, subject to the depositary’s receiving the redemption price of those preferred shares. If fewer than all the Depositary Shares are to be redeemed, we will select the Depositary Shares to be redeemed pro rata or by another method which we determine to be equitable and which preserves our status as a REIT.

      From and after the date fixed for redemption, all dividends in respect of the preferred shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any amounts payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable depositary.

Voting

      Any time we send the holders of a series of preferred shares to which Depositary Shares relate a notice of meeting or other materials relating to a meeting of the holders of that series of preferred shares, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable Depositary Shares on the record date for the meeting, and the depositary will send those materials to the holders of record of the Depositary Shares on that record date. The depositary will solicit voting instructions from holders of Depositary Shares and will vote or not vote the preferred shares to which the Depositary Shares relate in accordance with those instructions. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of such depositary.

Liquidation Preference

      Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holder of each Depositary Share will be entitled to a fraction of the sum distributed to the holder of a share of the applicable series of preferred shares equal to the fraction of a share of that preferred share represented by the Depositary Share.

Conversion

      If shares of a series of preferred shares are convertible into common shares or other securities or property of our company, holders of Depositary Shares relating to that series of preferred shares will, if they surrender Depositary Receipts representing Depositary Shares and give us appropriate instructions to convert them, receive the common shares or other securities or property into which the number of shares (or fractions of shares) of preferred shares to which the Depositary Shares relate could at the time be converted.

Amendment and Termination of A Deposit Agreement

      A deposit agreement may be amended by agreement between us and the depositary, except that an amendment which materially and adversely affects the rights of holders of Depositary Shares or would be materially and adversely inconsistent with the rights granted to the holders of the preferred shares to which they relate, must be approved by holders of at least two-thirds of the outstanding Depositary Shares. No amendment will impair the right of a holder of Depositary Shares to surrender the Depositary Receipts evidencing those Depositary Shares and receive the preferred shares to which they relate, except as required to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable deposit agreement as amended thereby.

      We may terminate a deposit agreement if such termination is necessary to preserve our REIT status or with the consent of holders of a majority of the Depositary Shares to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional shares of preferred shares to which the Depositary Shares issued under the deposit agreement relate available to the holders of those Depositary Shares. We will agree that if a deposit agreement is terminated to preserve our REIT status, then we will use our best efforts to list the preferred shares issued upon surrender of the related Depositary Shares on a national securities exchange. A deposit agreement will automatically terminate if (i) all outstanding Depositary Shares to which it relates have been redeemed or converted or (ii) a final distribution upon liquidation, dissolution or winding up of our company has been made to the holders of the Depositary Shares issued under the deposit agreement.

Miscellaneous

      There will be provisions (i) requiring the depositary to forward to holders of record of Depositary Shares any reports or communications from us which are received by the depositary with respect to the preferred shares to which the Depositary Shares relate, (ii) regarding compensation of the depositary, (iii) regarding the removal or resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

METHOD OF SALE

      We may sell Securities through underwriters or dealers, or we may sell Securities directly to one or more purchasers (including our executive officers or other persons that may be deemed to be our affiliates) or through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of Securities will be named in the applicable prospectus supplement. Any compensation paid to any underwriters will not exceed 8%.

      We may effect the distribution of the Common Shares from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange (or the exchange on which our common shares are then listed) or otherwise pursuant to and in accordance with the applicable rules of such exchange, in the over-the-counter market, in negotiated transactions, or through the issuance of preferred stock convertible into common shares (whether such preferred stock is listed on a securities exchange or otherwise), or a combination of such methods of distribution, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

      In connection with the sale of Securities, underwriters or agents may receive compensation from us or from purchasers of the Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of the Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

      Unless we otherwise specify in the applicable prospectus supplement, each series of Securities will be a new issue with no established trading market, other than the common shares which are currently listed on the New York Stock Exchange. Any common shares sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange (or the exchange on which our common shares are then listed), subject to official notice of issuance. We may elect to list any series of preferred stock on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

      Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification against and contribution toward certain liabilities by us, including liabilities under the Securities Act.

      Underwriters, dealers and agents may be a tenant in one of our properties and they may engage in transactions with us and they may perform services for us in the ordinary course of business.

      In order to comply with the securities laws of certain states, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

FEDERAL INCOME TAX CONSIDERATIONS

General

      As used in the following discussion, the terms “we,” “our,” “ours” and “us” refer to Keystone Property Trust only, and not any of its subsidiaries and affiliates.

      The following discussion summarizes certain federal income tax considerations that relate to our qualification as a REIT and the acquisition, ownership and disposition of our common shares as a capital asset (generally property held for investment) within the meaning of Section 1221 of the Code, is based on current law, and is not intended and should not be construed as tax advice. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. In addition, the following discussion is intended to address only those federal income tax considerations that are generally applicable to all prospective U.S. shareholders and does not discuss all of the aspects of federal income taxation that may be relevant to a prospective U.S. shareholder in light of his or her particular circumstances or to certain types of shareholders (including financial institutions, regulated investment companies, holders who receive our common stock through the exercise of employee stock options or otherwise as compensation, persons holding our common stock as part of “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, insurance companies, partnerships, financial institutions or broker-dealers, and, except as discussed below, tax-exempt entities and foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

      This discussion is based on current provisions of the Code, final, temporary and currently proposed Treasury regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the IRS and judicial decisions. The administrative rulings and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes. In addition, we have not requested and do not plan to request any rulings from the IRS concerning our tax treatment or the tax treatment of the operating partnership. Accordingly, no assurance can be given that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or sustained by the courts if so challenged.

      THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. WE ADVISE EACH PROSPECTIVE PURCHASER OF COMMON SHARES TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP, DISPOSITION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

      General. We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized and operated in a manner so as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. No assurance, however, can be given that we have operated in a manner so as to qualify as a REIT or will continue to operate in a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, through periodic operating results, distribution levels, diversity of share ownership and other qualification tests imposed under the Code on REITs, some of which are summarized below. While we intend to operate so as to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. See the section “Failure to Qualify” below.

      In the opinion of Clifford Chance US LLP, our counsel (“Counsel”), commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code and our proposed method of operation and that of our operating partnership will enable us to continue to meet the requirements for qualification and taxation as a REIT. Counsel’s opinion is based on various assumptions and is conditioned upon numerous representations made by us and our operating partnership as to factual matters, including representations regarding the nature of our income and assets and the past, present and future conduct of our business operations. Unlike an IRS tax ruling or court decision, an opinion of counsel is not binding upon the IRS and no assurance can be given that the IRS will not challenge our qualification as a REIT. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code. Counsel will not review our compliance with the various REIT qualification tests on a periodic or continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See the section “Failure to Qualify” below.

      The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

      So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that we distribute currently to our shareholders. This treatment substantially eliminates the “double taxation” (taxation at both the entity and shareholder levels) that generally results from an investment in an entity taxable as a corporation. If we do not qualify as a REIT, we would be taxed at regular income tax rates applicable to corporations on all of our taxable income, whether or not distributed to our shareholders. Even if we qualify as a REIT, we will be subject to federal income or excise tax as follows: (i) we will be taxed at regular corporate income tax rates on any undistributed taxable income including undistributed net capital gains; (ii) we may be subject to the “alternative minimum tax” on our items of tax preference, if any; (iii) if we have (1) net income from the sale or other disposition of “foreclosure property” (generally, property acquired by reason of a foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying net income from foreclosure property, we will be subject to tax at the highest corporate rate on such income; (iv) if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than dispositions of foreclosure property and dispositions of property that occur due to involuntary conversion) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax; (v) if we fail to satisfy the 75% or 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the greater of (1) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% test for the taxable year, in either case multiplied by a fraction intended to reflect our profitability; (vi) if we should fail to distribute with respect to each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed; (vii) if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we subsequently recognize gain on the disposition of such asset in a taxable transaction during the 10-year period (the “Recognition Period”) beginning on the date on which we acquired the asset, then the excess of (1) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (2) our adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate income tax rate unless an election is made to cause the C corporation to recognize all of the gain inherent in the property at the time of acquisition of the asset; and (viii) we could be subject to an excise tax if our dealings with any taxable REIT subsidiary are not at arm’s length.

      Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) that has the calendar year as its taxable year; (vi) the beneficial ownership of which is held by 100 or more persons; (vii) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to also include certain entities); and (viii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (v), inclusive, must be met during the entire taxable year and that condition (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (vi) and (vii), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

      We believe that we currently satisfy all of the conditions listed in the preceding paragraph. In addition, our declaration of trust includes restrictions regarding the transfer of our common shares that are intended to assist us in continuing to satisfy the share ownership requirements described in (vi) and (vii) above. See “Description of Shares of Beneficial Interest — Restrictions on Transfer” above. In rendering its opinion that we are organized in conformity with the requirements for qualification as a REIT, Counsel is relying on our representation that ownership of our shares satisfies condition (vii) and Counsel expresses no opinion as to whether the ownership restrictions contained in the declaration of trust preclude us from failing to satisfy condition (vii) above. In addition, we intend to continue to comply with the Treasury Regulations requiring us to ascertain and maintain records which disclose the actual ownership of our shares. Although a failure to ascertain the actual ownership of our shares will not generally cause our disqualification as a REIT beginning with our taxable year ended December 31, 1998, a monetary fine may result.

      In addition, a corporation may generally not elect to become a REIT unless its taxable year is the calendar year. Our taxable year is the calendar year.

Effect of Subsidiary Entities

      We currently have several “qualified REIT subsidiaries.” A qualified REIT subsidiary is a corporation 100% of outstanding stock of which is owned by a REIT. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT. In applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. Any qualified REIT subsidiary of ours will therefore not be subject to federal corporate income taxation as a separate entity although such qualified REIT subsidiary may be subject to state or local taxation.

      A REIT may also hold any direct or indirect interest in a corporation that qualifies as a “taxable REIT subsidiary” (“TRS”), as long as the REIT’s holdings of TRS securities do not exceed 20% of the value of the REIT’s total assets. To qualify as a TRS, the subsidiary and the REIT must make a joint election to treat the subsidiary as a TRS. A TRS also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a TRS directly or indirectly owns more than 35% of the total voting power or value. See the section “Asset Tests” below. A TRS will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm’s length. In March 2001, we, together with our management company, elected to treat the management company as a taxable REIT subsidiary.

      In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share based on the REIT’s capital interest in the partnership. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT. Accordingly, our proportionate share of the assets and items of income of our operating partnership are treated as assets and items of income of ours for purposes of applying the requirements described herein, provided that the operating partnership is treated as a partnership for federal income tax purposes. See the section “Other Tax Considerations — Effect of Tax Status of the Operating Partnership on REIT Qualification” below.

      Income Tests. In order to qualify as a REIT, a company must generally satisfy two gross income requirements on an annual basis. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

      Rents received by a REIT will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Second, subject to certain limited exceptions, rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns (i) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant; or (ii) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant (a “Related Party Tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, in order for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to tenants, except through an “independent contractor” who is adequately compensated and from whom the REIT derives no income, or through a TRS. The “independent contractor” requirement, however, does not apply to the extent the services provided by the REIT are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, a de minimis rule applies with respect to non-customary services provided beginning with our taxable year ended December 31, 1998. Specifically, if the value of the non-customary service income with respect to a property (valued at no less than 150% of the direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as “rents from real property.” Our management company, as a TRS, may provide services (including noncustomary services) to our tenants without “tainting” any of the rental income received by us, and will be able to manage or operate properties for third parties and generally engage in other activities unrelated to real estate.

      We do not anticipate receiving rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of gross receipts or sales consistent with the rules described above). We do not anticipate receiving more than a de minimis amount of rents from any Related Party Tenant or rents attributable to personal property leased in connection with real property that will exceed 15% of the total rents received with respect to such property.

      We will provide certain services with respect to our properties through the operating partnership, which is not an “independent contractor.” However, we believe (and have represented to Counsel) that all of such services will be considered “usually or customarily rendered” in connection with the rental of space for occupancy only so that the provision of such services will not jeopardize the qualification of rent from the properties as “rents from real property.” In rendering its opinion on our ability to qualify as a REIT, Counsel is relying on such representations. In the case of any services that are not “usual and customary” under the foregoing rules, we will employ an “independent contractor” or our TRS to provide such services.

      The operating partnership may receive certain types of income that will not qualify under the 75% or 95% gross income tests. In particular, dividends received from the management company will not qualify under the 75% test. We believe, and have represented to Counsel, however, that the aggregate amount of such items and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

      If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources and nature of our income to our federal income tax return and any incorrect information on the schedule was not due to fraud with the intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

      Asset Tests. At the close of each quarter of its taxable year, a REIT must also satisfy the following tests relating to the nature of its assets: (i) at least 75% of the value of its total assets must be represented by real estate assets (including (1) its allocable share of real estate assets held by partnerships in which it has an interest and (2) stock or debt instruments purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the REIT and held for not more than one year following the receipt of such proceeds), cash, cash items and government securities; (ii) not more than 25% of the value of its total assets may be represented by securities other than those in the 75% asset class; (iii) not more than 20% of the value of its total assets may be represented by securities of one or more TRS entities; and (iv) except for investments included in the 75% asset class, securities in a TRS or “qualified REIT subsidiary” and certain partnership interests: (1) not more than 5% of the value of its total assets may be represented by securities of any one issuer, (2) it may not hold securities that possess more than 10% of the total voting power of outstanding securities of a single issuer and (3) it may not hold securities that have a value of more than 10% of the total value outstanding of securities of any one issuer (other than certain “straight debt” obligations).

      After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If a failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including, for example, as a result of increasing our interest in the operating partnership as a result of a merger, the exercise of redemption rights or an additional capital contribution of proceeds of an offering of shares of beneficial interest), such failure may be cured by a disposition of sufficient non-qualifying assets within 30 days following the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and plan to take such other action within 30 days following the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such action will always be successful.

      Annual Distribution Requirements. In order to qualify as a REIT, a company is generally required to distribute to its shareholders at least 90% of its taxable income (excluding net capital gain) each year. In addition, a REIT will be subject to regular capital gains and ordinary corporate tax rates on undistributed income, and also may be subject to a 4% excise tax on undistributed income in certain events. We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements. In such circumstances, we may cause the operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

      Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a taxable year by paying “deficiency dividends” to shareholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

      Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year and special relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate income tax rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible, nor will they be required to be made. In such event, all distributions to our shareholders will be taxable as dividends from a C corporation to the extent of current and accumulated earnings and profits, and, individual and certain other non-corporate U.S. shareholders (as defined below) may be taxable at preferential rates on such dividends, and corporate distributees may be eligible for the “dividends received deduction.” In addition, our failure to qualify as a REIT would also substantially reduce the cash available for distributions to shareholders. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Taxation of Shareholders

      Taxation of Taxable United States Shareholders. For purposes of the discussion contained herein, the term “U.S. shareholder” means a beneficial owner of our common shares that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person under applicable Treasury Regulations.

      Distributions. Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of current or accumulated earning and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income but will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible for the new reduced tax rates (with a maximum rate of 15%) for corporate dividends received by individuals and certain other non-corporate U.S. shareholders in years 2003 through 2008. An exception applies, however, and individual and certain other non-corporate U.S. shareholders are taxed at such rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) “REIT taxable income” that the REIT previously retained in the prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from taxable domestic subchapter C corporations, and certain foreign corporations or (iii) income from sales of appreciated property acquired from C corporations in carryover basis transactions that has been subject to tax.

      In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held our common stock. If the total amount of dividends that we designate as capital gain dividends exceeds our actual net capital gains for the taxable year, then a shareholder’s capital gain dividends will only be that portion of the amount designated that our actual net capital gains for the taxable year bear to the total amount designated. In addition, the percentage of dividends paid to one class of shares, designated as capital gains, cannot exceed the percentage of dividends paid to another class of shares, designated as capital gains. A similar treatment will apply to long-term capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat U.S. shareholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to U.S. shareholders a corresponding credit for taxes paid by the REIT on such retained net capital gains, and increasing such U.S. shareholder’s adjusted tax basis in our common shares by the difference between the amount of their shares of our net capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of individual and certain other non-corporate U.S. shareholders and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than one year are subject to a 25% maximum federal income tax rate for individual and certain other non-corporate U.S. shareholders, to the extent of previously claimed depreciation deductions.

      Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s common shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these common shares. To the extent that such distributions exceed the adjusted tax basis of U.S. shareholder’s common shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. shareholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

      Dispositions of Shares. In general, a U.S. shareholder will realize gain or loss upon the sale, redemption or other taxable disposition of our common shares in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis in the common shares at the time of the disposition. In general, a U.S. shareholder’s tax basis will equal the U.S. shareholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. shareholder (discussed above) less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by certain other non-corporate U.S. shareholders upon the sale or disposition of our common shares will be subject to a maximum federal income tax rate of 15% for taxable years through 2008, if the shares are held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2010) if the common shares are held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the U.S. shareholder as long-term capital gain.

      If a U.S. shareholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, that, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these Regulations.

      Passive Activity Losses and Investment Interest Limitations. Distributions made by us and gain arising from the sale or exchange by a U.S. shareholder of our common shares will not be treated as passive activity income. As a result, U.S. shareholders will not be able to apply any “passive losses” against income or gain relating to our shares. Distributions made to us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Backup Withholding and Information Reporting

      We will report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding with respect to dividends paid unless the shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A. U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. shareholder who fails to certify their non-foreign status. Non-U.S. shareholders may be required to comply with applicable certification procedures to establish that they are not U.S. shareholders in order to avoid the application of such information reporting requirements and backup withholding.

Taxation of Tax-Exempt U.S. Shareholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which we refer to in this discussion as UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held our shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (2) our common shares are not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our common shares generally should not give rise to UBTI to a tax-exempt shareholder.

      Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

      In certain circumstances, a pension trust that (i) is described in Section 401(a) of the Internal Revenue Code, (ii) is tax exempt under section 501(a) of the Code, and (iii) owns more than 10% of our shares could be required to treat a percentage of the dividends from us as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (A) one pension trust owns more than 25% of the value of our common shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our common shares, collectively owns more than 50% of such shares. Certain restrictions on ownership and transfer of our shares should generally prevent a tax-exempt entity from owning more than 10% of the value of our common shares, or us from becoming a pension-held REIT, but this cannot be guaranteed.

      Tax-exempt U.S. shareholders are urged to consult their tax advisors regarding the federal, state and local tax consequences of owning our common shares.

Taxation of Non-U.S. Shareholders

      The following is a summary of certain U.S. federal income tax considerations of the acquisition, ownership and disposition of our shares applicable to non-U.S. shareholders. For purposes of this summary, a non-U.S. shareholder is a beneficial owner of our common shares that is not a U.S. shareholder. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

      Ordinary Dividends. The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits which are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty.

      In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common shares. In cases where the dividend income from a non-U.S. holder’s investment in our common shares is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a corporation.

      Non-Dividend Distributions. Unless our shares constitute a U.S. real property interest, or USRPI, distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our common shares constitute a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. shareholder’s basis in our shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

      Capital Gain Dividends. Under FIRPTA, a distribution made by us to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries (“USRPI capital gains”), will be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. federal income tax at the rates applicable to U.S. shareholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be treated as held solely as a creditor for this purpose. Capital gain dividends received by a non-U.S. shareholder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income tax, but may be subject to a U.S. federal withholding tax.

      Dispositions of Our Shares. Unless our common shares constitute a USRPI, a sale of our common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. Our common shares will not constitute a USRPI if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares is held directly or indirectly by non-U.S. shareholders. We believe that we are, and expect to continue to be, a domestically controlled REIT and, therefore, the sale of our common shares should not be subject to taxation under FIRPTA. Because our common shares are publicly traded, however, no assurance can be given that we will remain a domestically controlled REIT.

      In the event that we do not constitute a domestically controlled REIT, a non-U.S. shareholder’s sale of our common shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) the shares owned are of a class that is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (b) the selling non-U.S. shareholder owned, actually or constructively, 5% or less of our outstanding shares of that class at all times during a specified testing period.

      If gain on the sale of our common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the common shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

      Gain from the sale of our common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (a) if the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (b) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

      PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR COMMON SHARES, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

Other Tax Considerations

      Effect of Tax Status of the Operating Partnership on REIT Qualification. Substantially all of our investments are held through our operating partnership. We believe that the operating partnership is properly treated as a partnership for federal income tax purposes (and not as an association taxable as a corporation). If, however, the operating partnership were to be treated as an association taxable as a corporation, we would cease to qualify as a REIT. Furthermore, in such a situation, the operating partnership would be subject to corporate income taxes and we would not be able to deduct our share of any losses generated by the operating partnership in computing our taxable income.

      Tax Allocations with Respect to the Properties. The operating partnership was formed by way of contributions of appreciated property. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for federal income tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a “Book-Tax Difference”). The partnership agreement of the operating partnership requires allocations of income, gain, loss and deduction with respect to contributed property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the Treasury Regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed properties over the depreciable lives of the contributed properties. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the operating partnership could cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the properties at their agreed value.

      Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The operating partnership has determined to use the “traditional method” (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the contributed properties.

      State and Local Taxes. We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in our common shares.

LEGAL MATTERS

      Clifford Chance US LLP, New York, New York shall pass upon the validity of the common shares offered by this prospectus and shall pass upon certain legal matters described under “Federal Income Tax Considerations.”

EXPERTS

      The consolidated financial statements and schedules of Keystone Property Trust and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 included in Keystone Property Trust’s Annual Report on Form 10-K have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated February 19, 2004 refers to the fact that Keystone Property Trust adopted Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statements No. 13 and Technical Corrections and SFAS No. 123, Accounting for Stock-Based Compensation, as of January 1, 2003 and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets as of January 1, 2002. The report of KPMG LLP dated February 19, 2004 also refers to the fact that Keystone Property Trust implemented the clarifying guidance of EITF Abstract, Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, as of September 30, 2003 and restated its 2002 financial statements.

      The combined statement of revenue and certain expenses of the Easton Portfolio for the year ended December 31, 2002 included in Keystone Property Trust’s Current Report on Form 8-K dated November 10, 2003 and their Current Report on Form 8-K/A dated November 10, 2003 has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated October 31, 2003 states that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and expenses of the Easton Portfolio.

      The statement of revenue and certain expenses of 4 Points for the year ended December 31, 2002 included in Keystone Property Trust’s Current Report on Form 8-K dated December 22, 2003 has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated January 9, 2004 states that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and expenses of 4 Points.

2,200,000 Shares

7.375% Series E

Cumulative Redeemable
Preferred Stock
(Liquidation Preference
$25.00 per share)

PROSPECTUS SUPPLEMENT

March 10, 2004

Wachovia Securities

RBC Capital Markets